      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1996


                                                       REGISTRATION NO. 333-3196
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                INNERDYNE, INC.
             (Exact Name of Registrant as specified in its charter)

           DELAWARE                          3841                  87-0431168
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                              1244 REAMWOOD AVENUE
                              SUNNYVALE, CA 94089
                                 (408) 745-6010
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               WILLIAM G. MAVITY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                INNERDYNE, INC.
                              1244 REAMWOOD AVENUE
                              SUNNYVALE, CA 94089
                                 (408) 745-6010
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           Cathryn S. Chinn                           Mark E. Bonham
          Glen R. Van Ligten                        Robert D. Brownell
           Laura A. Gordon                             Warren Chao
          VENTURE LAW GROUP,                WILSON SONSINI GOODRICH & ROSATI,
      A Professional Corporation                 Professional Corporation
         2800 Sand Hill Road                        650 Page Mill Road
         Menlo Park, CA 94025                    Palo Alto, CA 94304-1050
            (415) 854-4488                            (415) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                INNERDYNE, INC.
                             CROSS REFERENCE SHEET
         PURSUANT TO ITEM 501(b) of Regulation S-K Showing Location in
                     Prospectus of Part I Items of Form S-1

                  ITEM NUMBER AND HEADING
            IN FORM S-1 REGISTRATION STATEMENT                                LOCATION IN PROSPECTUS
- -----------------------------------------------------------  ---------------------------------------------------------
       1.  Forepart of the Registration Statement and
            Outside Front Cover Page of Prospectus.........  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.....................................  Inside Front and Outside Back Cover Page

       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges......................  Prospectus Summary; Risk Factors

       4.  Use of Proceeds.................................  Use of Proceeds

       5.  Determination of Offering Price.................  Underwriting

       6.  Dilution........................................  Dilution

       7.  Selling Security Holders........................  Principal and Selling Stockholders

       8.  Plan of Distribution............................  Outside and Inside Front Cover Pages; Underwriting

       9.  Description of Securities to be Registered......  Description of Capital Stock; Underwriting

      10.  Interests of Named Experts and Counsel..........  Legal Matters; Experts

      11.  Information with Respect to the Registrant......  Outside and Inside Front Cover Pages; Prospectus Summary;
                                                              The Company; Risk Factors; Dividend Policy;
                                                              Capitalization; Selected Financial Data; Management's
                                                              Discussion and Analysis of Financial Condition and
                                                              Results of Operations; Business; Management; Certain
                                                              Transactions; Principal and Selling Stockholders;
                                                              Description of Capital Stock; Shares Eligible for Future
                                                              Sale; Financial Statements

      12.  Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities....................................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS


                   SUBJECT TO COMPLETION, DATED MAY 10, 1996
                                2,350,000 SHARES


                                     [LOGO]
                                  COMMON STOCK


    All of the 2,350,000 shares of Common Stock offered hereby are being sold by InnerDyne, Inc. ("InnerDyne" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "IDYN." On May 8, 1996, the last sale price of the Common Stock was $3.875 per share. See "Price Range of Common Stock."


                            ------------------------

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER "RISK FACTORS" COMMENCING ON PAGE 5.
                              --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

                                                                   UNDERWRITING
                                                                    DISCOUNTS
                                                 PRICE TO              AND             PROCEEDS TO
                                                  PUBLIC         COMMISSIONS (1)       COMPANY (2)
Per Share.................................          $                   $                   $
Total (3).................................  $                   $                   $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to sell to Cruttenden Roth Incorporated, the representative (the "Representative") of the several Underwriters (the "Underwriters"), for nominal consideration, warrants to purchase up to 235,000 shares of Common Stock exercisable at a per share price equal to 120% of the Price to Public. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated to be $575,000 (including the Representative's nonaccountable expense allowance). See "Underwriting."


(3) The Company and the selling stockholders (the "Selling Stockholders") have granted to the Underwriters a 45-day option to purchase up to an aggregate of 352,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the Underwriters exercise the over-allotment option, the Company's independent directors will determine whether such shares will be sold by the Company or by the Selling Stockholders. If all shares subject to the over-allotment option are sold by the Company, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. If the over-allotment
    shares are sold by the Selling Stockholders, no additional proceeds will be received by the Company, and Selling Stockholders will receive proceeds of
    $        . See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to the right to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made at the offices of Cruttenden Roth Incorporated, Irvine, California or at the facilities of the Depository
Trust Company on or about              , 1996.

                            ------------------------

                                CRUTTENDEN ROTH
                                  INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1996

                                     [LOGO]

    InnerDyne designs, develops, manufactures and commercializes minimally invasive surgical access products incorporating its proprietary radial dilation technologies for laparoscopic procedures. The Company is exploring the potential use of its radial dilation technology in other applications, such as intra-organ access, vascular access, orthopedic procedures and feeding tube placement. The Company also has proprietary technology in the areas of thermal ablation and biocompatible coatings, which it intends to continue developing either internally or through strategic alliances.

A pictorial depiction of a STEP product that has partially penetrated an abdominal wall.
        RADIALLY EXPANDING STEP-REGISTERED TRADEMARK- WITH BLUNT DILATOR

A pictorial depiction of a trocar that is being manipulated by a hand and that has partially penetrated an abdominal wall.
                    CONVENTIONAL TROCAR WITH SHARP METAL TIP

    A COMPANY-SPONSORED STUDY HAS SHOWN THAT THE WOUND LEFT BY THE Step DEVICE AFTER A LAPAROSCOPIC PROCEDURE IS APPROXIMATELY ONE-HALF THE SIZE OF THAT MADE WITH A TROCAR.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

    R.E.D.-Registered Trademark- and TRC-Registered Trademark- are registered trademarks of the Company. ENABL-TM-, INNERDYNE-TM-, the InnerDyne logo and STEP-TM- are trademarks of the Company. Trademarks of other entities may also be referred to in this Prospectus.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    InnerDyne, Inc. ("InnerDyne" or the "Company") designs, develops, manufactures and commercializes minimally invasive surgical ("M.I.S.") access products incorporating its proprietary radial dilation technology. The Company also has proprietary technology in the areas of thermal ablation and biocompatible coatings, which it intends to continue developing either internally or through strategic alliances.

    The Company's STEP access products enable a surgeon to perform an M.I.S. procedure without the use of a sharp-bladed trocar to gain access to the patient's abdominal cavity. Access with the Company's STEP product is provided by inserting an expandable sheath into the body cavity through the use of a standard insufflation needle, creating only a small puncture wound. The needle is then removed and the sheath is expanded to an appropriately sized working channel by insertion of a blunt dilator and cannula into the sheath. The blunt dilator is then removed, leaving the cannula in place. The radial dilation of the puncture wound into an appropriately sized working channel holds the cannula in place and obviates the need for an anchoring system that can increase the wound size left following surgery and increase trauma to adjacent tissues. After completion of the procedure, the rigid cannula is removed and the sheath retracts, permitting the opening in the abdominal musculature to recover to a residual wound size that is approximately half the size of that made with a trocar of similar size.

    The Company believes that the positive attributes of the STEP product could significantly affect health care system costs and patient satisfaction with M.I.S. procedures in which trocars have traditionally been used. The results of a Company-sponsored retrospective comparative outcomes study examining this issue were released during the fourth quarter of 1995. The study included 98 patients and compared an almost equal number of procedures performed using STEP devices and conventional trocars for access. Statistically significant results of that study indicated that STEP reduced device-related complications during surgery by over 90% and resulted in an approximately 22% savings in surgery time. Based upon published operating room costs, this time savings would equate to dollar savings of $345 to $515 per procedure. Management also believes that post-procedure complications, such as infection and incisional hernias at access sites, may be reduced with the use of the STEP device as compared to conventional trocars.

    It is estimated that in 1994 over 1.0 million procedures traditionally accomplished through open surgery were performed in the United States using M.I.S. techniques. Domestic M.I.S. procedures are expected by industry sources to grow at a rate of almost 11% through 1997, to a level of over 1.4 million procedures. Furthermore, it is estimated that more than 5.3 million domestic surgical procedures performed in 1994 were considered to be potential candidates for minimally invasive approaches.

    InnerDyne is exploring the potential use of its proprietary radial dilation technology for intra-organ access with its Radially Expanding Dilator ("R.E.D.") product and in other applications such as vascular access, feeding tube placement and orthopedic procedures. The Company has also made significant investments in research and development of its proprietary thermal ablation and biocompatible coatings technology. The Company's ENABL Thermal Ablation System is designed to treat excessive menstrual bleeding by thermally ablating the endometrial lining of the uterus. The Company recently announced the signing of an agreement with Boston Scientific Corporation ("Boston Scientific") covering the potential application and use of InnerDyne's proprietary biocompatible coating technologies with Boston Scientific's stents, grafts, vena cava filters and other implantable medical devices. The Company intends to continue to pursue licensing of its biocompatible coatings technologies to third parties for various applications.

                                  THE OFFERING

Common Stock offered hereby.......  2,350,000 shares
Common Stock to be outstanding
 after the offering...............  20,939,911 shares (1)(2)
Use of Proceeds...................  To  fund additional development activities and expansion of marketing, sales and manufacturing activities and for
                                    general corporate purposes, including working capital.
Nasdaq National Market Symbol.....  IDYN

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                           THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                                       ---------------------------------  --------------------
                                                          1993        1994       1995       1995       1996
                                                       ----------  ----------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenue............................................  $       43  $      879  $   5,275  $   1,235  $   1,582
  Operating loss.....................................     (10,765)    (10,061)    (5,848)    (1,539)    (1,601)
  Net loss...........................................     (10,359)     (9,904)    (5,627)    (1,469)    (1,584)
  Net loss per share (3).............................       (0.69)      (0.61)     (0.32)     (0.09)     (0.09)
  Weighted average shares outstanding (3)............      15,103      16,197     17,561     16,633     18,337



                                                                                              MARCH 31, 1996
                                                                                       ----------------------------
                                                                                        ACTUAL    AS ADJUSTED(1)(4)
                                                                                       ---------  -----------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable investment securities........................  $   1,820     $     9,623
  Working capital....................................................................      2,312          10,115
  Total assets.......................................................................      4,725          12,528
  Long-term debt, excluding current installments.....................................        230             230
  Net stockholders' equity...........................................................      3,095          10,898


- ------------------------

(1) Assumes the Underwriters' over-allotment option from the Company is not exercised. See "Underwriting."


(2) Based on the number of shares outstanding as of March 31, 1996. Includes 242,952 shares issued upon exercise of warrants on or prior to April 1, 1996. Excludes (i) an aggregate of 1,993,784 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1996, (ii) 1,881,739 shares of Common Stock reserved for issuance pursuant to the Company's stock option and stock purchase plans, (iii) 235,000 shares of Common Stock issuable upon exercise of the Representative's Warrant and (iv) 166,667 shares of Common Stock to be issued to Boston Scientific Corporation in May 1996. See "Management -- Stock Plans," "Underwriting" and Note 8 of Notes to Financial Statements.


(3) For an explanation of the determination of the number of shares used in computing net loss per share, see Note 2 of Notes to Financial Statements.


(4) As adjusted to give effect to the sale of 2,350,000 shares of Common Stock offered by the Company at an assumed offering price of $3.875 per share. See "Use of Proceeds" and "Capitalization."


                            ------------------------

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


    HISTORY OF LOSSES; PROFITABILITY UNCERTAIN. InnerDyne has experienced operating losses since its inception in December 1985. InnerDyne reported net losses of $1.6 million on revenues of $1.6 million, $5.6 million on revenues of $5.3 million, $9.9 million on revenues of $878,909 and $10.4 million on revenues of $42,821 for the three months ended March 31, 1996 and the fiscal years ended December 31, 1995, 1994 and 1993, respectively. As of March 31, 1996, InnerDyne had an accumulated deficit of approximately $48.2 million.


    In the future, the Company expects to incur substantial additional operating losses and have cash outflow requirements as a result of expenditures related to expansion of sales and marketing capability, expansion of manufacturing capacity,  research  and  development  activities,  compliance  with  regulatory requirements, and possible investment in or acquisition of additional complementary products, technologies or businesses. The timing and amounts of these expenditures will depend upon many factors, such as the progress of the Company's research and development, and will include factors that may be beyond the Company's control, such as the results of product trials, the requirements for and the time required to obtain regulatory approval for existing products and any other products that may be developed or acquired, and the market acceptance of the Company's products. The Company believes that it is likely to incur operating losses at least through 1996. The cash needs of the Company have changed significantly as a result of the merger completed during 1994 and the support requirements of the added business focus areas. There can be no assurance that the Company will not continue to incur losses, that the Company will be able to raise cash as necessary to fund operations or that the Company will ever achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    INTENSE COMPETITION. The primary industry in which the Company competes, minimally invasive surgery, is dominated by two large, well-positioned entities that are intensely competitive and frequently offer substantial discounts as a competitive tactic. The United States Surgical Corporation ("U.S. Surgical") is primarily engaged in developing, manufacturing and marketing surgical wound management products, and has historically been the firm most responsible for providing products that have led to the growth of the industry. U.S. Surgical supplies a broad line of products to the M.I.S. industry, including products which facilitate access, assessment and treatment. Ethicon Endo-Surgery ("Ethicon"), a Johnson & Johnson company, has made a major investment in the M.I.S. field in recent years and is one of the leading suppliers of hospital products in the world. Furthermore, U.S. Surgical and Ethicon each utilize purchasing contracts that link discounts on the purchase of one product to purchases of other products in their broad product lines. Substantially all of the hospitals in the United States have purchasing contracts with one or both of these entities. Accordingly, customers may be dissuaded from purchasing access products from the Company rather than U.S. Surgical or Ethicon to the extent it would cause them to lose discounts on products that they regularly purchase from U.S. Surgical or Ethicon.

    The Company faces a formidable task in successfully gaining significant revenues within the M.I.S. access market. In order to succeed, management believes that the Company will need to objectively demonstrate substantial product benefits, and its sales effort must be able to effectively present such benefits to both clinicians and health care administrators. The M.I.S. access market is dominated by U.S. Surgical and Ethicon. Both entities introduced new access devices, trocars with added features, during the past two years. A number of other entities participate in various segments of the M.I.S. access market.

    There can be no assurance that the Company will be able to successfully compete in the M.I.S. access market, and failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

    In the thermal ablation market, the Company considers its primary competition to be current therapies for the treatment of excessive menstrual bleeding, including drug therapy, dilatation and curettage, surgical endometrial ablation and hysterectomy. The Company will also compete against other techniques under development for the treatment of excessive menstrual bleeding, including endometrial ablation techniques that employ radio frequency ("RF") energy or freezing techniques ("cryoablation") and the uterine balloon therapy system being clinically tested by Gynecare, Inc.

    There are many large companies with significantly greater financial, manufacturing, marketing, distribution and technical resources and clinical experience than the Company that are developing and marketing devices for surgical removal of the uterus, uterine fibroids, the endometrial lining of the uterus and other uterine tissues or are developing non-surgical methods for treating these conditions. Additionally, there are smaller companies developing alternative methods of uterine tissue ablation that compete with the Company. There can be no assurance that these companies will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or that would render the Company's technologies or products obsolete or not competitive. Such competition could have a material and adverse effect on the Company's business, financial condition and results of operations. As a result of the entry of large and small companies into the market, the Company expects competition for devices and systems used to treat excessive menstrual bleeding to increase. See "Business -- Competition."

    CONTINUED DEPENDENCE ON Step PRODUCTS. To date, substantially all of the Company's revenues from product sales are attributable to STEP products and InnerDyne currently anticipates that sales of STEP products will represent substantially all of the Company's revenues in the immediate future. Accordingly, the success of the Company is largely dependent upon increased market acceptance of its STEP product line by the medical community as a reliable, safe and cost-effective access product for minimally invasive surgery ("M.I.S."). InnerDyne commenced commercial sales of its STEP product in the fourth quarter of 1994, and to date sales have been made to a relatively limited number of physicians and hospitals. Recommendations and endorsements by influential members of the medical community are important for the increased market acceptance of the Company's STEP products, and there can be no assurance that existing recommendations or endorsements will be maintained or that new ones will be obtained. Failure to increase market acceptance of the Company's STEP products would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Products and Technology."

    RELIANCE ON FUTURE PRODUCTS AND NEW APPLICATIONS; UNCERTAINTY OF TECHNOLOGY CHANGES. The medical device industry is characterized by innovation and technological change. The Company has made significant investments in researching and developing its proprietary technologies, including radial dilation, thermal ablation and biocompatible coatings. During 1996, the Company expects to commercially introduce on a limited basis the Reposable STEP and the MiniSTEP, each of which is a further enhancement of its STEP product line. The future success of the Company will depend in part on the timely commercial introduction and market acceptance of these products. There can be no assurance that these products will be timely introduced in commercial quantities, if at all, or that such products will achieve market acceptance. A failure by the Company to timely introduce such products or a failure of such products to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. The future success of the Company will also depend upon, among other factors, its ability to develop and gain regulatory clearance for new and enhanced versions of products in a timely fashion, including, but not limited to, the ENABL

Thermal Ablation System. There can be no assurance that the Company will be able to successfully develop new products or technologies, manufacture new products in commercial volumes, obtain regulatory approvals on a timely basis or gain market acceptance of such products. Delays in development, manufacturing, regulatory approval or market acceptance of new or enhanced products could have a material adverse impact on the Company's business, financial condition and results of operations. See "Business -- Research and Development."

    LIMITED MANUFACTURING EXPERIENCE; COMPLIANCE WITH GOOD MANUFACTURING PRACTICES. The Company initiated manufacture of commercial quantities of its STEP access device in its Salt Lake City, Utah facility during late 1994. Accordingly, the Company has limited experience in manufacturing M.I.S. access products or other products in commercial quantities at acceptable costs. The Company's success will depend in part on its ability to manufacture its products in compliance with the Good Manufacturing Practices ("GMP") regulations of the United States Food and Drug Administration (the "FDA") and other regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Failure to maintain production volumes or increase production volumes in a timely or cost-effective manner would have a material adverse effect on the Company's business, financial condition and results of operations. The Company was recently inspected by the FDA and cited for certain GMP deficiencies. See "Risk Factors -- Government Regulation" and "Business -- Manufacturing" and "-- Government Regulation."

    POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly operating results have in the past fluctuated and will continue to fluctuate significantly in the future depending on the timing and shipment of product orders, new product introductions and changes in pricing policies by the Company or its competitors, the timing and market acceptance of the Company's new products and product enhancements, the continued market acceptance of InnerDyne's STEP product line by the medical community, the Company's product mix, the mix of distribution channels through which the Company's products are sold, the extent to which the Company recognizes licensing revenues during a quarter, and the Company's ability to obtain sufficient supplies of sole or limited source components for its products. In particular, fluctuations in production volumes affect gross margins from quarter to quarter. Furthermore, gross margins can fluctuate from quarter to quarter to the extent the Company recognizes license revenue during a quarter because the Company derives higher gross margins from license revenue than from product sales. In response to competitive pressures or new product introductions, the Company may take certain pricing or other actions that could materially and adversely affect the Company's operating results. In addition, new product introductions by the Company could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline.

    The Company's expense levels are based, in part, on its expectations of future revenues. Because a substantial portion of the Company's revenue in each quarter normally results from orders booked and shipped in the final weeks of that quarter, revenue levels are extremely difficult to predict. If revenue levels are below expectations, net income will be disproportionately affected because only a small portion of the Company's expenses varies with its revenue during any particular quarter. In addition, the Company typically does not operate with any material backlog as of any particular date.

    As a result of the foregoing factors and potential fluctuations in operating results, results of operations in any particular quarter should not be relied upon as an indicator of future performance. In addition, in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE. InnerDyne began commercial sales of its first M.I.S. access product in the fourth quarter of 1994 and, therefore, has limited sales, marketing and distribution experience. The Company is marketing its M.I.S. access products mainly to general surgeons and gynecologists. In the United States, InnerDyne markets its products primarily through direct representatives who are employed by the Company within selected geographical areas and a network of independent sales representatives who typically sell other complementary M.I.S. products to the same customer base. If the need arises, the Company may expand its sales force, which will require recruiting and training additional personnel. There can be no assurance that the Company will be able to recruit and train such additional personnel in a timely fashion. Loss of a significant number of InnerDyne's current sales personnel or independent sales representatives, or failure to attract additional personnel, could have a material adverse effect on the Company's business, financial condition and results of operations.

    The  Company expects  to market  its products  outside of  the United States through international distributors in selected foreign countries after regulatory approvals, if necessary, are obtained. Although InnerDyne currently has relationships with a limited number of international distributors, there can be no assurance that the Company will be able to build a network of international distributors capable of effectively marketing its M.I.S. access products or that such distributors will generate significant sales of such products. The Company has limited experience in marketing its products, and faces substantial competition from well-entrenched and formidable competitors. As a result, there can be no assurance that the Company will successfully achieve acceptable levels of product sales at prices which provide an adequate return. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

    PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend in large part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Although InnerDyne has obtained certain patents and applied for additional United States and foreign patents covering certain aspects of its technology, no assurance can be given that any additional patents will be issued or that the scope of any patent protection will exclude competitors or provide a competitive advantage, or that any of the Company's patents will be held valid if subsequently challenged. The validity and breadth of claims covered in medical technology patents involves complex legal and factual questions and therefore may be highly uncertain. InnerDyne also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent trade secrets. In addition, whether or not the Company's patents are issued, others may hold or receive patents that contain claims having a scope that covers products developed by InnerDyne.

    There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and companies in the medical device industry have used litigation to gain competitive advantage. Litigation involving the Company would result in substantial cost and diversion of management attention from the day-to-day operation of the business, but could be necessary to enforce patents issued to the Company, to protect trade secrets and other specialized knowledge unknown to outside parties, to defend the Company against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. An adverse determination in litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties under less favorable terms than might otherwise be possible and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has in the past, and may in the future, receive correspondence from third parties claiming that the Company's products or technologies infringe intellectual property rights of such third parties. The Company and its patent counsel thoroughly review such claims and no such outstanding claims currently exist. However, there can be no assurance that InnerDyne will not receive additional claims that its products or technologies infringe third party rights or that third parties will not litigate such claims. Any such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

    GOVERNMENT REGULATION. Clinical testing, manufacture and sale of the Company's products, including the STEP product line, the ENABL Thermal Ablation System and the Company's biocompatible coatings technology, are subject to regulation by the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

    Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance of 510(k) notification or approval of a premarket appoval ("PMA") application. A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA has called for PMAs. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Management expects that the ENABL System will be subject to the PMA approval process prior to marketing within the United States. There can be no assurance that the Company will be able to obtain the necessary regulatory approval on a timely basis, or at all, and a delay in receipt of or failure to receive such approval would have a material adverse effect on the Company's business, financial condition and results of operations.

    A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not called for PMAs. For any of the Company's devices cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission. There can be no assurance that the Company will obtain 510(k) premarket clearance within a reasonable time frame, or at all, for any of the devices or modifications for which it may file a 510(k).

    The Company has received clearance from the FDA for the marketing of its STEP device for use in accessing the abdominal and thoracic cavities for the performance of minimally invasive surgical procedures. The Company has also received FDA clearance for the marketing of its Radial Expanding Dilator ("R.E.D.") product for use in the areas of gastrostomy, cystostomy, cholecystotomy, the dilation of biliary and urethral strictures, laparoscopy and enterostomy. The Company has also received market clearance for alternative versions of its STEP and R.E.D. products, including products designed to employ its radial dilation technology in vascular applications and for biliary indications. Although the Company has been successful in preparing requests for 510(k) clearance, there can be no assurance that 510(k) clearances for future products or product modifications can be obtained in a timely manner or at all, or that any existing clearance can be successfully maintained. A delay in receipt of, or failure to receive or maintain, such clearances would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is strictly limited to marketing its products for the indications for which they were cleared, physicians are not prohibited by the FDA from using the products for indications other than those cleared by the FDA. There can be no assurance that the Company will not become subject to FDA action resulting from physician use of its products outside of their approved indications.

    The Company has made modifications to its cleared devices that the Company believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of the Company's determinations not to submit a new 510(k) notice for any of these changes or would not require the Company to submit a new 510(k) notice for any of the changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

    Any devices manufactured or distributed by the Company pursuant to FDA clearance or approval are subject to pervasive and continuing regulation by the FDA and certain state agencies and various foreign governments. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed GMP requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury.


    The Company is registered as a manufacturer of medical devices with the FDA. The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements, MDR requirements and other applicable regulations. The Company's Salt Lake City, Utah manufacturing facility was inspected by the FDA for the first time in January 1996. That inspection resulted in the issuance by the FDA of a Form FDA 483, which detailed specific areas where the FDA inspector observed that the Company's operations were not in full compliance with applicable areas of the GMP regulations. Corrective action addressing all identified GMP deficiencies was initiated immediately, and the Company responded to the FDA District Office. The FDA
District Office issued a Warning Letter stating that it appears that the Company's response to the Form FDA 483 is adequate; however, an FDA reinspection is required to assure that the corrections the Company has taken adequately address the noted GMP deficiencies. The FDA also notified the Company that until the agency determines that corrections are adequate, federal agencies will be advised of the issuance of the Warning Letter so that they may take this information into account when considering awards of contracts, and no pending 510(k) notifications for devices to which the observed GMP deficiencies are reasonably related will be cleared, and no requests for Certificates For Products For Export will be approved. The Company submitted a written response to the Warning Letter and requested a meeting with District officials to discuss the matter. During that meeting, District official acknowledged that the GMP deficiencies observed during the inspection were "borderline" with respect to the agency's policies regarding the issuance of a Warning Letter. They explained, however, that the Warning Letter was based on observations that the Company was not following its own written procedures and on the fact that the Company's internal audits had not found these deficiencies. Following the meeting, the FDA acknowledged the Company's representation that the corrective action plan would be completed by April 8, 1996, and stated that the agency would initiate a reinspection within 60 days of that date. The scope of the FDA reinspection could be more comprehensive than the initial inspection. At the current time, the Company has no pending submissions for either clearance to market new or modified products, or to export to new foreign markets. However, failure to adequately address these GMP deficiencies within a reasonable time frame would have an adverse effect on future product sales. Accordingly, the Company has undertaken a review of the GMP compliance of its entire manufacturing process. However, there can be no assurance that the FDA will deem the Company's corrective action to be adequate or that additional corrective action, in areas not addressed by the Form FDA 483, will not be required. Failure to achieve satisfactory GMP compliance could have a significant adverse effect on the Company's ability to continue to manufacture and distribute its products and, in the most serious cases, could result in the seizure or recall of products, injunction and/or civil fines. See "Risk Factors -- Manufacturing" and "Business -- Government Regulation."

    DEPENDENCE ON SOLE SOURCES. The materials utilized in the Company's M.I.S. products consist of both standard and custom components that are purchased from a variety of independent sources. The plastic parts used in the STEP product are injection molded by outside vendors. The majority of these parts are produced utilizing molds that have been specially machined for and are owned by the Company. Although the Company maintains significant inventories of molded parts, any inability to utilize these molds for any reason might have a material adverse effect upon the Company's ability to meet its customers' demand for product. In addition to plastic parts produced from injection molds owned by the Company, a number of other materials are available only from a limited number of sources at the present time, including the sheath component of the Company's STEP products. Efforts to identify and qualify additional sources of this sheath component and other key materials and components are underway. Although InnerDyne believes that alternative sources of these components can be obtained, internal testing and qualification of substitute vendors could require significant lead times and additional regulatory submissions. There can be no assurance that such internal testing and qualification or additional regulatory approvals will be obtained in a timely fashion, if at all. Any interruption of supply of raw materials could have a material adverse effect on the Company's ability to manufacture its products, and therefore on its business, financial condition and results of operations. See "Business -- Manufacturing."

    UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT. In the United States, health care providers, such as hospitals and physicians, that purchase medical devices, such as the Company's products, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of the procedure in which the medical device is being used. In addition, certain health care providers are moving toward a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per person. Managed care providers are attempting to control the cost of health care by authorizing fewer elective surgical procedures. The Company is unable to predict what changes will be made in the reimbursement methods utilized by third-party health care payors. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors, particularly to the extent any such changes affect reimbursement for procedures in which the Company's products are used. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on the Company's business, financial condition and results of operations.

    If the Company obtains the necessary foreign regulatory approvals, market acceptance of the Company's products in international markets would be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance. The Company intends to seek international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner, if at all, and failure to receive international reimbursement approvals could have an adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought.

    DEPENDENCE ON INTERNATIONAL SALES. In the future, the Company expects to derive an increasing portion of its revenue from international sales. To the
extent  the  Company's  international  sales  increase  in  future  periods,   a
significant portion of the Company's revenues could be subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in applicable regulatory policies, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have significant impact on the Company's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could have an adverse effect on the Company's business, financial condition and results of operations. The regulation of medical devices, particularly in the European Community, continues to expand and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. For example, the European Union has promulgated rules which require that medical products receive the right by mid-1998 to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive the right to affix the CE mark will prohibit the Company from selling its products in member countries of the European Union. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    FUTURE ADDITIONAL CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE. The Company's capital requirements will depend on numerous factors, including market acceptance and demand for its products; the resources the Company devotes to the development, manufacture and marketing of its products; the progress of the Company's clinical research and product development programs; the receipt of, and the time required to obtain, regulatory clearances and approvals; the resources required to protect the Company's intellectual property; the resources expended, if any, to acquire complementary businesses, products and technologies; and other factors. The timing and amount of such capital requirements cannot be accurately predicted. Funds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. Consequently, although the Company believes that the proceeds of this Offering, together with revenues, credit facilities and other sources of liquidity, will provide adequate funding for its capital requirements through at least 1997, the Company may be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    DEPENDENCE ON KEY PERSONNEL. InnerDyne is dependent upon a limited number of key management and technical personnel. The Company's future success will depend in part upon its ability to attract and retain highly qualified personnel. The Company will compete for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

    PRODUCT LIABILITY; CLAIMS IN EXCESS OF INSURANCE COVERAGE. The development, manufacture and sale of the Company's products entail the risk of product liability claims, involving both potential financial exposure and associated adverse publicity. The Company's current product liability insurance coverage limits are $1,000,000 per occurrence and $2,000,000 in the aggregate, and there can be no assurance that such coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the development, manufacture and sale of its current and potential products. In addition, the Company may require increased product liability insurance. Product liability insurance is expensive and may not be available in the future on acceptable terms, or at all. In addition, if such insurance is available, there can be no assurance that the limits of coverage of such policies will be adequate. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

    STOCK PRICE VOLATILITY. The stock market, in general, and stocks of medical device companies in particular, have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the Common Stock has been and is likely to continue to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally or general market conditions may have a significant effect on the market price of the Common Stock.

    ENVIRONMENTAL REGULATIONS. The Company is subject to a variety of local, state and federal governmental regulations relating to the use, storage, handling, manufacture and disposal of toxic and other hazardous substances used to manufacture the Company's products. The Company believes that it is currently in compliance in all material respects with applicable governmental environmental regulations. Nevertheless, the failure by the Company to comply with current or future environmental regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.

    CONTROL BY DIRECTORS AND PRINCIPAL STOCKHOLDERS. Following completion of this Offering, directors and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 29% of the Company's outstanding Common Stock. Accordingly, these persons, as a group, may be able to control the Company and significantly affect the direction of the Company's affairs and business, including any determination with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company and the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders."

    ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS OF COMMON STOCK. Provisions of the Company's Certificate of Incorporation that allow the Company to issue Preferred Stock without any vote or further action by the stockholders as well as the fact that the Company's Certificate of Incorporation does not permit stockholders to cumulate votes in the election of directors may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock, the inability of stockholders to cumulate votes in the election of directors and provisions of Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. The possible issuance of Preferred Stock and these provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Charter Provisions and Delaware Anti-Takeover Statute."


    DILUTION. Assuming a price to public of $3.88, investors purchasing shares of Common Stock in the offering will incur immediate and substantial dilution in net tangible book value of the Common Stock of $3.35 per share. To the extent that currently outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."


    LACK OF DIVIDENDS.   The Company  has not  paid any dividends  and does  not
anticipate  paying  any  dividends  in  the  foreseeable  future.  See "Dividend
Policy."

                                  THE COMPANY

    The Company was incorporated in Utah in December 1985 as Midsix Cardiovascular/Pulmonary, Inc. and changed its name in July 1987 to CardioPulmonics, Inc. and in April 1994 to InnerDyne, Inc. The Company reincorporated in Delaware in January 1992. The Company's principal executive offices are located at 1244 Reamwood Avenue, Sunnyvale, California 94089 and its telephone number at that location is (408) 745-6010.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,350,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $7,803,000 ($9,032,000 if the Underwriters' over-allotment option is exercised in full and all of the shares subject to such option are sold by the Company), at an assumed offering price of $3.875 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The principal purposes of this offering are to fund additional development activities and to obtain additional capital to fund the expansion of marketing, sales and manufacturing activities for the Company's M.I.S. access products. The Company expects to use the balance of the net proceeds from this offering for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no current plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transaction. The amounts and timing of the Company's actual expenditures to fund the expansion of marketing, sales and manufacturing activities for the Company's M.I.S. access products and to fund additional development activities may vary significantly depending upon numerous factors, including the extent to which the Company's products gain greater market acceptance; the costs and timing of expansion of marketing, sales and manufacturing activities; the progress of the Company's development activities, including clinical trials; actions relating to regulatory and reimbursement matters; and competition. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol IDYN since the merger in April 1994 with InnerDyne Medical, Inc. From January 1992 to April 1994, the Company's Common Stock traded on the Nasdaq National Market under the symbol CRDS. The prices per share reflected in the table below represent the range of low and high closing sale prices for the Company's Common Stock as reported in the Nasdaq National Market for the quarters indicated. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                                                HIGH          LOW
                                                                                                -----         ---
FISCAL 1994
  First Quarter ended March 31, 1994.......................................................       3 3/8        1 3/4
  Second Quarter ended June 30, 1994.......................................................       2 5/8        1 5/8
  Third Quarter ended September 30, 1994...................................................       2 5/8        1 3/8
  Fourth Quarter ended December 31, 1994...................................................       4 1/4        2 1/4


                                                                                                HIGH          LOW
                                                                                                -----         ---
FISCAL 1995
  First Quarter ended March 31, 1995.......................................................       5 1/4        3 1/4
  Second Quarter ended June 30, 1995.......................................................       4 5/8        2 1/2
  Third Quarter ended September 30, 1995...................................................       3 7/8        1 7/8
  Fourth Quarter ended December 31, 1995...................................................       3 3/8        2 1/4

                                                                                                HIGH          LOW
                                                                                                -----         ---
FISCAL 1996
  First Quarter ended March 31, 1996.......................................................       4 1/4        2 3/8


    The closing sale price of the Company's Common Stock was $3.875 per share on May 8, 1996. As of March 31, 1996, there were approximately 300 stockholders of record of the Company.


                                DIVIDEND POLICY

    The Company has not historically paid cash dividends. The Company currently intends to retain all future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The Company is prohibited from paying dividends or making any other distributions under the terms of its credit agreement with Silicon Valley Bank. See Note 6 of Notes to Financial Statements.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at March 31, 1996 (i) on an actual basis and (ii) as adjusted to reflect the sale of 2,350,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $3.875 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company). This table should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.



                                                                                    MARCH 31, 1996
                                                                               ------------------------
                                                                                 ACTUAL     AS ADJUSTED
                                                                               -----------  -----------
                                                                                (IN THOUSANDS, EXCEPT
                                                                                     SHARE DATA)
                                                                               ------------------------
Long-term debt, excluding current installments...............................  $       230   $     230
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares authorized; no shares
   issued and outstanding actual and as adjusted.............................      --           --
  Common Stock, $.01 par value, 40,000,000 shares authorized; 18,566,111 shares issued and outstanding actual, 20,916,111 shares issued and
   outstanding as adjusted (1)...............................................          186         209
  Additional paid-in capital.................................................       51,109      58,889
  Accumulated deficit........................................................      (48,200)    (48,200)
                                                                               -----------  -----------
    Net stockholders' equity.................................................  $     3,095   $  10,898
                                                                               -----------  -----------
                                                                               -----------  -----------
    Total capitalization.....................................................  $     3,325   $  11,128
                                                                               -----------  -----------
                                                                               -----------  -----------


- ------------------------

(1) Common Stock issued and outstanding does not include (i) 1,993,784 shares issuable upon exercise of stock options outstanding as of March 31, 1996 under the Company's 1987 Stock Option Plan (the "1987 Plan"), 1989 Incentive Stock Plan (the "1989 Plan") and 1991 Directors' Stock Option Plan (the "Directors' Plan"), (ii) 643,406 shares of Common Stock available for future grant pursuant to the Company's 1987 Plan, 1989 Plan and Directors' Plan or
    (iii) 68,048 shares issuable upon exercise of warrants outstanding as of March 31, 1996 (such warrants expired at 5:00 p.m. (Pacific time) on April 1, 1996 to the extent not exercised prior to such time). For the period from April 1, 1996 through May 1, 1996, the Company issued 12,018 shares of Common Stock upon exercise of options outstanding as of March 31, 1996, granted options under the 1987 Plan to purchase 225,000 shares of Common Stock and issued 23,800 shares of Common Stock upon exercise of warrants outstanding as of March 31, 1996. Common Stock issued and outstanding also excludes 235,000 shares issuable upon exercise of the Representative's
    Warrant. See "Management -- Stock Plans" and Note 8 of Notes to Financial Statements.

                                    DILUTION


    The net tangible book value of the Company as of March 31, 1996 was approximately $3,095,000, or $0.167 per share. "Net tangible book value per share" represents the amount of the Company's total tangible assets less total liabilities, divided by 18,566,111, the number of outstanding shares of Common Stock. After giving effect to the sale by the Company of the 2,350,000 shares of Common Stock offered hereby at an assumed offering price of $3.875 per share and after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's net tangible book value at March 31, 1996 would have been approximately $10,898,000, or $0.521 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.354 per share to existing stockholders and an immediate dilution of $3.354 per share to investors purchasing shares of Common Stock in this offering. The following table illustrates this per share dilution:



Assumed offering price per share...................................             $   3.875
  Net tangible book value per share at March 31, 1996..............  $   0.167
  Increase in net tangible book value per share attributable to new
   investors.......................................................      0.354
                                                                     ---------
Net tangible book value per share after this offering..............                 0.521
                                                                                ---------
Dilution per share to new investors................................             $   3.354
                                                                                ---------
                                                                                ---------



    The foregoing table assumes no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants. As of March 31, 1996, there were options outstanding to purchase 1,993,784 shares of Common Stock at a weighted average exercise price of $2.07 per share and warrants outstanding to purchase 68,048 shares of Common Stock at an exercise price of $2.90 per share (as amended). To the extent such options and warrants are exercised, there may be further dilution to new investors. See "Management -- Stock Plans" and Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA


    The following selected financial data of the Company is qualified by reference to and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the Company's financial statements and notes thereto included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1993, 1994 and 1995 and the quarters ended March 31, 1995 and 1996 and the balance sheets data as of December 31, 1994 and 1995 and as of March 31, 1996, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheets data as of December 31, 1991, 1992 and 1993, are derived from, and are qualified by reference to, audited financial statements not included in this Prospectus.



                                                                                              THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                                    -------------------------------------------------------  --------------------
                                      1991       1992        1993        1994       1995       1995       1996
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Product sales.....................  $     292  $     133  $   --      $      276  $   4,730  $     954  $   1,520
Licensing, contract and grant
 revenue..........................         84     --              43         603        545        281         63
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
  Revenue.........................        376        133          43         879      5,275      1,235      1,582
Costs and Expenses:
  Cost of product sales...........        197         93         490       1,940      3,149        680        896
  Research, development,
   regulatory and clinical........      4,334      6,728       5,793       3,952      2,299        582        580
  Sales and marketing.............     --         --           1,107       2,063      3,895        994      1,182
  General and administrative......      1,188      2,509       3,417       2,985      1,779        518        525
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
    Total costs and expenses......      5,718      9,330      10,808      10,940     11,123      2,774      3,184
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
      Operating loss..............     (5,342)    (9,197)    (10,765)    (10,061)    (5,848)    (1,539)    (1,601)
Other income (expense):
  Interest income.................        133        972         605         460        251         75         25
  Interest expense................        (75)       (90)       (148)        (64)       (29)        (6)        (9)
  Gain (loss) on asset disposal...     --         --             (52)       (240)        (1)         1          1
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
    Total other income............         58        882         406         157        221         70         17
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
      Net loss....................  $  (5,284) $  (8,315) $  (10,359) $   (9,904) $  (5,627) $  (1,469) $  (1,584)
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
Net loss per share (1)............  $    (.57) $    (.64) $     (.69) $     (.61) $    (.32) $   (0.09) $   (0.09)
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
Weighted average shares
 outstanding (1)..................      9,267     12,895      15,103      16,197     17,561     16,633     18,337
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------
                                    ---------  ---------  ----------  ----------  ---------  ---------  ---------



                                                                 DECEMBER 31,                         MARCH 31,
                                            -------------------------------------------------------  -----------
                                              1991       1992        1993        1994       1995        1996
                                            ---------  ---------  ----------  ----------  ---------  -----------
BALANCE SHEETS DATA:
Cash, cash equivalents and marketable
 investment securities....................  $     690  $  23,358  $   15,788  $    5,731  $   2,718   $   1,820
Working capital...........................     (1,331)    22,727      14,519       5,138      3,141       2,312
Total assets..............................      2,695     25,609      17,550       7,847      5,370       4,725
Long-term debt, excluding current
 installments.............................        131        338         199          30        187         230
Net stockholders' equity..................       (220)    23,903      15,667       6,292      4,010       3,095


- ------------------------
(1) See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used to compute net loss per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

BACKGROUND

    InnerDyne, Inc. (the "Company" or "InnerDyne") is the successor corporation resulting from the merger of CardioPulmonics, Inc. ("CardioPulmonics") and InnerDyne Medical, Inc. ("IMI") in April 1994. CardioPulmonics was founded in 1985 to develop, manufacture and market proprietary pulmonary and cardiopulmonary products. These efforts resulted in the development of a blood-gas exchange device and proprietary biocompatible coatings technologies. IMI was founded in 1989 to develop medical devices used in M.I.S. procedures incorporating IMI's proprietary radial dilation and thermal ablation technologies. Subsequent to the merger, InnerDyne discontinued efforts to develop and commercialize the blood-gas exchange device and focused primarily on the development, manufacture and commercialization of proprietary M.I.S. access products. InnerDyne commercially introduced its first M.I.S. access device, STEP, in the fourth quarter of 1994. The Company intends to continue developing its proprietary radial dilation, thermal ablation and biocompatible coatings technologies, internally or through strategic alliances.

    InnerDyne has experienced operating losses since its inception in December 1985. InnerDyne reported net losses of $5,627,115 on revenues of $5,275,060, $9,904,142 on revenues of $878,909 and $10,359,233 on revenues of $42,821 for the fiscal years ended December 31, 1995, 1994 and 1993, respectively. As of December 31, 1995, the Company had an accumulated deficit of $46,615,496.

    To date, substantially all of the Company's revenues from product sales are attributable to STEP products and InnerDyne currently anticipates that sales of STEP products will represent substantially all of the Company's revenues in the immediate future. Accordingly, the success of the Company is largely dependent upon increased market acceptance of its STEP product line by the medical community as a reliable, safe and cost-effective access product for M.I.S. InnerDyne commenced commercial sales of its STEP product in the fourth quarter of 1994, and to date sales have been made to a relatively limited number of physicians and hospitals. Recommendations and endorsements by influential members of the medical community are important for the increased market acceptance of the Company's STEP products, and there can be no assurance that existing recommendations or endorsements will be maintained or that new ones will be obtained. Failure to increase market acceptance of the Company's STEP products would have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Continued Dependence on STEP Products" and "Business -- Products and Technology."

RESULTS OF OPERATIONS


    YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


    Total revenues of $5,275,060 were realized during the year ended December 31, 1995, compared to total revenues of $878,909 in 1994 and $42,821 in 1993. Total revenues are comprised of revenues from product sales and licensing, contract and grant revenues. Product sales increased to $4,729,651 in 1995 from $275,517 in 1994, reflecting sales of the STEP device, which was commercially introduced in the fourth quarter of 1994. Licensing, contract and grant revenues were $545,409, $603,392 and $42,281 in 1995, 1994 and 1993, respectively. These revenues related to agreements with third parties covering the development of the Company's proprietary thermal ablation technology and licensing of the Company's proprietary biocompatible coatings technology. Licensing, contract and grant revenues fluctuate from year to year, and from quarter to quarter, based upon the number of agreements in effect and the amount and timing of the payments to be made to InnerDyne pursuant to such agreements.


    Total costs and expenses were $11,122,791 in 1995, compared to $10,939,559 in 1994 and $10,807,855 in 1993. Expenses in 1995 and 1994 include start-up costs to build the Company's manufacturing capability and increases in sales and marketing expenses for M.I.S. products, as the Company built the sales and marketing resources necessary to support commercialization of M.I.S. products, which began in the fourth quarter of 1994. Expenses in 1994 and 1993 include costs related to development programs that have been completed or discontinued. Expenses associated with the Company's merger are also reflected in the Company's 1994 and 1993 results.

    Cost of product sales were $3,148,915 in 1995, compared to $1,939,974 in 1994 and $489,692 in 1993. Cost of product sales are primarily comprised of direct material costs of components for finished products, as well as labor costs and an allocated portion of overhead expenses. Cost of product sales in 1995 and late 1994 include start-up manufacturing and "pilot" production expense, as well as costs of producing higher volumes of the STEP device. Although the Company anticipates that cost of product sales will continue to increase in absolute dollars in future periods, cost of product sales as a percentage of revenue is expected to decrease in 1996 if sales and production volume increase.

    Research, development, regulatory and clinical expenses were $2,299,311 in 1995 compared to $3,951,536 in 1994 and $5,793,455 in 1993. Research,
development, regulatory and clinical expenses are primarily comprised of salary and benefits, costs incurred in protecting the Company's intellectual property and an allocated portion of overhead expenses. The decreases in 1995 and 1994 reflect the completion or discontinuation of development programs, including costs associated with development, clinical trials and regulatory submission of a device using the Company's gas exchange and blood pumping technologies. The Company anticipates that research, development, regulatory and clinical expenditures will not continue to decline in absolute dollars, and are likely to increase in future periods.

    Sales and marketing expenses were $3,895,338 in 1995 compared to $2,063,123 in 1994 and $1,107,334 in 1993. Sales and marketing expenses are primarily comprised of salary, benefits and commissions; an allocated portion of overhead expenses; advertising, promotional and customer service expenses and cost of product samples. The increase reflects the expansion of sales and marketing functions for M.I.S. products as sales volumes increased in 1995 and as the Company assembled its sales force of direct and independent representatives and international distributors following the initial commercialization of its M.I.S. products in the fourth quarter of 1994. The increase in 1995 included compensation  to  sales  representatives,  costs  of  sample  and  demonstration product, costs to complete outcomes studies, costs of promotional and advertising programs and costs associated with establishing foreign distributors. InnerDyne expects that sales and marketing expenses will continue to increase in absolute dollars.

    General and administrative expenses were $1,779,227 in 1995, compared to $2,984,926 in 1994 and $3,417,374 in 1993. General and administrative expenses are primarily comprised of salary and benefits, an allocated portion of overhead expenses, as well as legal, accounting, insurance and other general corporate expenses. The decrease in expenses in 1995 compared to 1994 and 1993 reflects efficiencies resulting from the Company's April 1994 merger, particularly in the areas of general and administrative staffing, insurance costs and professional services. Also, 1994 expenses included legal, accounting, consulting, filing and other expenses related to the merger, as well as expenses associated with the integration of the two companies. The 1993 expenses included significant costs related to reductions in force and consulting expenses for interim management while the Company conducted a search for a Chief Executive Officer. The Company anticipates that general and administrative expenses will increase in absolute dollars to support expanding operations.

    Interest income was $250,594 in 1995, $459,830 in 1994 and $605,343 in 1993.
The decreases in 1995 and 1994 were due to lower interest earned as the Company's cash, cash equivalents and marketable investment securities declined. Interest expense was $28,908 in 1995, $63,511 in 1994 and

$147,610 in 1993. This interest expense was primarily the result of debt and capital leases incurred to finance equipment to support operations of the Company, in addition to interest incurred in 1994 and 1993 related to loans to IMI from its stockholders.

    Primarily for the reasons outlined above, InnerDyne incurred net losses of $5,627,115 or $.32 per share in 1995, $9,904,142 or $.61 per share in 1994 and
$10,359,233 or $.69 per share in 1993. Management believes that the Company is likely to incur operating losses at least through 1996.


    THREE MONTHS ENDED MARCH 31, 1995 AND 1996



    Total revenues for the three-month period ended March 31, 1996 were $1,582,400, compared to $1,235,136 for the corresponding period in 1995. Product sales increased to $1,519,880 for the three month period ended March 31, 1996 from $954,466 for the corresponding period in 1995, reflecting increased sales of the Company's STEP device. Licensing, contract and grant revenues for the three month period ended March 31, 1996 were $62,520, compared to $280,670 for the corresponding period in 1995. These revenues related to agreements with third parties covering the development of the Company's proprietary thermal ablation technology, the development of non-competing applications for the Company's radial dilation technology and the licensing of the Company's proprietary biocompatible coatings technology. The licensing, contract and grant revenues for the three-month period ended March 31, 1995 included a one-time payment from a single licensor. Licensing, contract and grant revenues fluctuate from quarter to quarter, based upon the number of agreements in effect and the amount and timing of the payments to be made to InnerDyne pursuant to such agreements.



    Cost of product sales was $896,305 for the three-month period ended March 31, 1996, compared to $680,488 for the same period in 1995. The increase in cost of product sales for the three month period ended March 31, 1996 is attributable to the increase in production and sales volume compared to the same period in 1995. In addition, cost of product sales for the three months ended March 31, 1995 included significant start-up manufacturing costs. Although the Company anticipates that cost of product sales will continue to increase in absolute dollars in future periods, cost of product sales as a percentage of revenue is expected to decrease in 1996 if sales and production volumes increase.



    Research, development, regulatory and clinical expenses for the three-month period ended March 31, 1996 were $579,611, relatively unchanged compared to $582,101 for the corresponding period in 1995. The Company expects that research, development, regulatory and clinical expenditures will increase in absolute dollars in future periods.



    Sales and marketing expenses were $1,182,453 for the three-month period ended March 31, 1996, compared to $993,519 for the three-month period ended March 31, 1995, reflecting the growth of the Company's sales and marketing functions to support commercialization of its M.I.S. products. InnerDyne expects that sales and marketing expenses will continue to increase in absolute dollars.



    General and administrative expenses were $525,336 for the three months ended March 31, 1996, relatively unchanged from $517,766 for the three months ended March 31, 1995. The Company anticipates that general and administrative expenses will increase in absolute dollars to support expanding operations.



    Interest/other income, net decreased to $17,063 for the three-month period ended March 31, 1996, compared to $69,860 for the same period in 1995, primarily as a result of lower interest income in the 1996 period due to lower cash, cash equivalent and marketable investment securities balances.



    The Company incurred a net loss of $1,584,242, or $0.09 per share, for the three-month period ended March 31, 1996, compared to a net loss of $1,468,878, or $0.09 per share, for the same period in 1995. Management believes that the Company is likely to incur operating losses at least through 1996.


LIQUIDITY AND CAPITAL RESOURCES


    For the period from its inception to March 31, 1996, the Company has incurred a cumulative net loss of approximately $48.2 million. Since inception, the Company's cash expenditures have exceeded its revenues. Prior to 1992, the Company was funded primarily through private placements of equity securities. In 1992, the Company completed an initial public offering of 2,875,000 shares of its Common Stock at $11 per share, which raised approximately $28.8 million (net of underwriter's discounts and offering expenses). In June 1995, the Company closed a private placement of 1,435,599 shares of the Company's Common Stock and warrants to purchase 287,200 additional shares of Common Stock, with gross proceeds to the Company of approximately $3.2 million. The 1994 acquisition of IMI was accomplished through issuance of additional Common Stock of the Company.


    At March 31, 1996, cash and cash equivalents totaled $1,820,049, compared to a total cash, cash equivalents and marketable investment securities balance of $2,718,418 at December 31, 1995. The Company had $89,153 and $542,658 in capital expenditures in the quarter ended March 31, 1996 and the year ended December 31, 1995, respectively. Working capital totaled $2,311,504 at March 31, 1996, and the Company had long-term debt, excluding current installments, totaling $230,249 relating to financing of equipment.



    In February 1996, the Company renewed its credit facility with Silicon Valley Bank. Subject to certain covenants and conditions, the Company may borrow up to $2,000,000 on a revolving credit basis at prime plus 1 1/4% and $750,000 as a 42-month term loan at prime plus 1 3/4%. The revolving credit portion of the facility is available based on the existence and magnitude of eligible receivables, and the term loan portion of the facility is available based on eligible equipment purchases. As of March 31, 1996, the Company had borrowed $326,245 under the term loan provision of the credit facility for the financing of capital expenditures.


    In March and April of 1996, holders of warrants to purchase an aggregate of 242,952 shares of Common Stock exercised such warrants, resulting in total proceeds to the Company of $704,561.

    In the future, the Company expects to incur substantial additional operating losses and cash outflow requirements as a result of expenditures related to expansion of sales and marketing capability, expansion of manufacturing capacity,  research  and  development  activities,  compliance  with  regulatory requirements, and possible investment in or acquisition of additional complementary products, technologies or businesses. The timing and amounts of these expenditures will depend upon many factors, such as the availability of capital, progress of the Company's research and development, and factors which may be beyond the Company's control, such as the results of product trials, the requirements for and the time required to obtain regulatory approval for existing products and any other products that may be developed or acquired, and market acceptance of the Company's products.

    The Company's capital requirements will depend on numerous factors, including market acceptance and demand for its products; the resources the Company devotes to the development, manufacture and marketing of its products; the progress of the Company's clinical research and product development programs; the receipt of, and the time required to obtain, regulatory clearances and approvals; the resources required to protect the Company's intellectual property; and other factors. The timing and amount of such capital requirements cannot be accurately predicted. Funds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. Consequently, although the Company believes that the proceeds of this Offering, together with revenues, credit facilities and other sources of liquidity, will provide adequate funding for its capital requirements through at least 1997, the Company may be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Risk Factors -- Future Additional Capital Requirements; No Assurance Future Capital Will Be Available" and "Use of Proceeds."

                                    BUSINESS

THE COMPANY

    InnerDyne, Inc. (the "Company" or "InnerDyne") is primarily focused upon the development and commercialization of access products used to perform minimally invasive surgical ("M.I.S.") procedures. The Company also intends to continue developing its radial dilation, thermal ablation and biocompatible coatings technologies, internally or through strategic alliances.

INDUSTRY BACKGROUND

    MINIMALLY INVASIVE SURGICAL PROCEDURES

    Medical practitioners have, for many years, sought means to improve the care of their patients and minimize the trauma and recovery time associated with such care. In addition, as life expectancy has increased, overall health care costs have far outpaced the average inflation rate in recent years. The performance of surgical procedures utilizing minimally invasive techniques has been a response to both the need to continuously improve the quality of patient care and the increasing pressures to control the total cost of providing that care. Minimally invasive surgical procedures typically involve a few small incisions rather than the large incisions used in traditional open surgery, thereby reducing patient trauma. M.I.S. procedures require three basic capabilities: (1) a means to gain access to the treatment site; (2) a means to assess the treatment site; and (3) a means to provide therapy.

    Although less invasive alternatives to traditional open surgery have existed for a number of years, the trend towards minimally invasive techniques was not widespread until the late 1980s. At that time, surgeons developed and perfected a technique for gall bladder removal through the use of specialized access, diagnostic and treatment devices. By 1994, an estimated 85% of the approximately 625,000 gall bladder procedures in the United States were performed using minimally invasive techniques. A number of surgical procedures other than gall bladder surgery have also been converted to minimally invasive approaches, including the treatment of gynecological disorders and the diagnosis and treatment of vascular disease. In addition, M.I.S. procedures may be useful for intra-organ diagnostic and treatment procedures. It is estimated that in 1994 over 1.0 million procedures traditionally accomplished through open surgery were performed in the United States using M.I.S. techniques. Domestic M.I.S. procedures are expected by industry sources to grow at a rate of almost 11% through 1997, to a level of over 1.4 million procedures. Furthermore, it is estimated that more than 5.3 million domestic surgical procedures performed in 1994 were considered to be potential candidates for minimally invasive approaches.

    M.I.S. ACCESS DEVICES

    The trocar is the conventional device that is used by surgeons to access a possible treatment site in a M.I.S. procedure. A trocar is a sharply pointed cutting instrument surrounded by a rigid sheath, or cannula, that is forced through the abdominal wall by the surgeon and cuts through the muscle and skin layers which make up the abdominal wall. Trocar insertion is normally preceded by the insertion of an insufflation (inflation) needle into the abdominal cavity through which a gas can be pumped to insufflate the abdominal cavity as a means of providing working space and added clearance such that internal body organs are less likely to be damaged as the sharp-bladed trocar is inserted. Once a trocar has penetrated the abdominal wall, the cutting surface is removed, leaving the cannula through which instruments and diagnostic tools can be placed into the abdominal cavity of the patient. The proximal end of the trocar, which remains outside the body, is normally equipped with a valve system designed to allow the passage of instruments while maintaining the insufflation gas pressure. Trocars are most commonly provided in 5mm, 10mm and 12mm working channel sizes, and leave residual wounds which approximate these nominal sizes. From one to as many as five trocars are used for access in M.I.S. procedures, depending on the extent and complexity of the particular procedure. In addition, anchors are frequently used with trocars to assure maintenance of insufflation pressure and to prevent slippage of the trocars as instruments are passed through them during a procedure. These anchor devices, when used, can further enlarge the wound size and increase trauma to adjacent tissues.

    Trocars consist of two types: disposable and reusable. Industry sources estimate that in 1995 sales of disposable trocars in the United States totaled approximately $230 to $240 million and that global sales totaled approximately $300 million. Reusable trocars are used to a greater extent internationally than in the United States. Reusable trocars must be sharpened from time to time when they become dull. Between sharpening and after a number of sharpenings, a reusable trocar may not consistently and cleanly cut through the muscle and skin layers that make up the abdominal wall. As a result, the potential risk of serious trauma to the patient is increased because greater pressure must be applied to force the trocar through the abdominal wall, causing it to partially collapse and reduce the space created by the insufflation. In addition, as a trocar is a sharply-pointed cutting instrument, medical personnel that handle and clean reusable trocars are subject to the significant risk of cuts and skin punctures from a device that has been in contact with a patient's blood.

    Another device commonly used in M.I.S. procedures is the percutaneous catheter. A number of minimally invasive percutaneous catheter-based therapies have been developed to treat vascular disease, including coronary and peripheral transluminal angioplasty, artherectomy and vascular stenting. In addition, minimally invasive catheter-based diagnostic procedures such as x-ray angiography and ultrasound imaging are also used by physicians in connection with therapeutic procedures. Industry sources estimate that in 1994 approximately 2.2 million minimally invasive vascular access procedures were performed worldwide.

    Surgeons who perform M.I.S. procedures to diagnose or treat vascular diseases undertake a multiple step process to obtain access to the vasculature. The physician first punctures the femoral artery to create an access site for the catheter devices. The physician then inserts an introducer sheath (a flexible cannula) into the femoral artery and places a guiding catheter through the introducer sheath to create a path from outside the patient to the arterial system. The physician advances a small guidewire through the inside of the guiding catheter into the femoral artery and up into the arterial system. The physician then delivers the therapeutic or diagnostic catheter over the guidewire through the inside of the guiding catheter into the artery and across the treatment site. The insertion of the introducer sheath and the guiding catheter is normally preceded by the administration of an anticoagulant drug, which is generally continued throughout the procedure.

    The conventional technique used to access the vasculature suffers from certain drawbacks. If a physician needs to utilize a device that exceeds the diameter of the introducer sheath, the physician must insert a new sheath with a wider diameter. Depending on the width and number of devices used by the physician, this process can increase the likelihood of trauma to the arterial vessel. Additionally, following catheter-based procedures, the physician must close the arterial access site. In current practice, anticoagulation therapy is generally discontinued for up to four hours prior to closure of the access site to allow the patient's clotting function to normalize. During this period, an introducer sheath is typically left in place, and the patient must remain immobile to prevent bleeding at the access site.

    Advanced access devices may also prove useful for intra-organ surgical procedures. The surgical treatment of an organ deep within the abdominal cavity is typically conducted through open surgery, involving a three to five inch incision that is made in the abdominal wall to give access to the organ. Open surgery requires a hospital stay and a prolonged recovery period. Alternatively, the organ can be treated through a less invasive technique that involves the insertion of a long flexible channel and scope through a natural body orifice such as the mouth or the rectum to gain access to the organ. However, this technique is limited in its effectiveness due to the restricted size of the channel and the torturous path that must be navigated by the scope.

    M.I.S. TREATMENT FOR MENORRHAGIA

    In recent years, M.I.S. procedures have been developed to treat excessive menstrual bleeding. Women who perceive their menstrual bleeding to be excessive, including women who are clinically diagnosed with excessive menstrual bleeding ("menorrhagia"), may seek treatment if this condition interferes with their daily lives. A World Health Organization survey of menstrual perceptions and patterns among 5,322 women in 10 countries found that approximately 19% of women consider their menstruation abnormally heavy. The most common surgical procedure for definitive treatment of excessive menstrual bleeding is hysterectomy, the surgical removal of the uterus through the vagina or abdominal wall, which results in permanent infertility. Industry sources estimate that approximately 19% of the estimated 600,000 hysterectomy procedures in the United States each year are performed to treat excessive menstrual bleeding. Currently available, less invasive treatment options include long-term drug therapy using estrogen-progesterone medications or other drugs such as GnRH agonists, temporary treatment by dilatation and curettage, a procedure generally used in conjunction with drug therapy in which the uterine contents are either scraped away by an instrument or removed through vacuum aspiration, and surgical endometrial ablation. Surgical endometrial ablation is a minimally invasive procedure that utilizes a resectoscope, a video monitor, a fluid distention medium such as glycine or sorbitol, and a surgical ablation device such as an electrode loop, rollerball or laser.

    Each of these treatment methods bears certain risks and limitations. A hysterectomy can require up to seven days of hospitalization and eight weeks of recovery time, depending on the type of hysterectomy performed. Serious complications from hysterectomy include hemorrhaging requiring blood transfusions, injury to the bowel or bladder, intestinal obstruction, life-threatening cardiopulmonary events and death. Other complications include postoperative fever and infections. Although less invasive than a hysterectomy, the dilatation and curettage procedure must be repeated periodically, since it is usually effective only during the first few menstrual cycles after the procedure, and consequently subjects the patient to the risks of uterine perforation, infection and the complications of general anesthesia each time it is performed. Uterine perforation is a possible complication of surgical endometrial ablation and is potentially fatal when it results in damage to the internal iliac vessels, ureter, bowel or bladder. Other complications of surgical endometrial ablation include major hemorrhaging from uterine vessels, air embolus from gas-cooled lasers, postoperative intrauterine or tubal infection, complications associated with general anesthesia and fluid overload due to use of glycine and sorbitol. Surgical endometrial ablation will also result in patient infertility.

    In light of the limitations of current therapies for menorrhagia, other less invasive procedures are currently being developed. Although these procedures also result in patient infertility, they are designed to result in fewer complications and adverse side effects and a shorter recovery time. These procedures include endometrial ablation techniques that employ RF energy or freezing techniques and techniques that are designed to treat excessive menstrual bleeding by thermally ablating the endometrial lining of the uterus through the introduction of a heated balloon catheter or a heated solution. These procedures are designed to destroy the endometrial lining, thereby reducing or eliminating excessive menstrual bleeding.

    M.I.S. APPLICATIONS FOR BIOCOMPATIBLE COATINGS TECHNOLOGIES

    Cardiovascular disease is the leading cause of death in the United States. Atherosclerosis, the principal cause of cardiovascular disease, results from the progressive accumulation of plaque as a result of the deposit of cholesterol and other fatty materials on the walls of arteries. Atherosclerosis results in reduced blood flow to the muscles of the heart and peripheral anatomy. Atherosclerosis in the coronary arteries can ultimately lead to heart attack and death. Arteries diseased with atherosclerosis may be treated with medical procedures designed to increase blood flow. Established treatments include open heart surgery, a highly invasive surgical procedure, and less invasive percutaneous catheter-based procedures such as coronary and peripheral transluminal angioplasty.

    In recent years, a number of new percutaneous catheter-based therapies have been developed to increase blood flow, including atherectomy and vascular stenting. Industry sources estimate that during 1994 approximately 900,000 balloon angioplasty, atherectomy and stenting procedures were performed worldwide. Industry sources also indicate that cardiovascular stenting is a growing procedure for treating cardiovascular disease due to its demonstrated ability to reduce the occurrence of restenosis, a re-narrowing of a treated blood vessel that typically occurs within six months of treatment in approximately one-third of the patients that undergo percutaneous catheter-based procedures. Stents are implantable medical devices that reduce arterial obstruction by providing a rigid scaffolding to dilate an occluded blood vessel. Once placed, stents exert radial force against the walls of blood vessels to enable the blood vessels to remain open and functional. Recent studies indicate that restenosis of vessels treated with stents may be significantly reduced when the stents are coated with anticoagulants.

    In light of the growth of stenting as a procedure for treating cardiovascular disease and preliminary indications that restenosis following stenting can be reduced through the coating of stents, the Company believes that opportunities exist for companies with technology for effectively coating stents with anticoagulants or other therapeutic drugs.

THE INNERDYNE SOLUTION

    RADIAL DILATION TECHNOLOGY

    The Company believes that its proprietary radial dilation technology enables a physician performing a M.I.S. procedure to access a patient's body through a less invasive means than a conventional trocar. The Company's STEP device, which was introduced in the United States in November 1994, is based upon the Company's proprietary radial dilation technology and is designed to provide access to the abdominal cavity in order to facilitate the visualization and treatment of target areas within the cavity while minimizing the tissue trauma associated with such access. With the Company's STEP access device, a trocar does not need to be utilized, eliminating the risk of internal organ damage from contact with the sharp-bladed trocar. Following insufflation of the body cavity, if needed, the expandable sheath enters the body cavity through the use of a standard insufflation needle, creating only a small puncture wound. The insufflation needle is then removed and the sheath is expanded to an appropriately sized working channel by insertion of a blunt dilator and cannula into the sheath. The blunt dilator is then removed, leaving the cannula in place with an integral insufflation valve at the proximal end. The radial dilation of the tissue into an appropriately sized working channel holds the cannula in place and obviates the need for an anchoring system. Therefore, the Company believes that the use of the STEP can in many cases reduce operative complications and surgery time, and thereby result in lower operating costs. The STEP is currently utilized in minimally invasive general, gynecological and pediatric surgical procedures.

    The Company believes that its proprietary radial dilation technology may be useful in accessing the vasculature as part of minimally invasive percutaneous catheter-based procedures that are used to diagnose and treat vascular disease. Utilizing the Company's proprietary radial dilation technology, the flexible sheath could potentially be inserted into the patient's vasculature and dilated to form a working channel to accommodate devices. When using conventional access devices, the physician must retract and replace sheaths in order to accommodate larger devices that may be used during the procedure. Such retraction and replacement of sheaths is not necessary when using an access device incorporating the Company's radial dilation technology and, therefore, the trauma to the patient's arterial system may be reduced. Because the Company's radial dilation technology enables the flexible sheath to contract and leave a smaller residual opening, an access device based on the Company's proprietary radial dilution technology could potentially reduce bleeding complications.

    The Company has also used its radial dilation technology to develop the Radially Expanding Dilator ("R.E.D."), which is designed as an access device for intra-organ surgery. The Company believes that the R.E.D. overcomes the limitations of conventional open surgery techniques and alternative less invasive methods because the R.E.D. is designed to provide minimally invasive access through the abdominal wall, across the peritoneal space, and into an internal organ. The Company believes that the use of the R.E.D. can reduce patient recovery time as compared to conventional open surgical techniques.

    THERMAL ABLATION TECHNOLOGY

    The Company has developed proprietary thermal ablation technology that is intended to thermally ablate the lining of a body organ. The Company's ENABL Thermal Ablation System (the "ENABL System") is based on this proprietary technology and is designed to treat menorrhagia by thermally ablating the endometrial lining of the uterus through the controlled introduction and heating of a normal saline solution IN SITU. The ENABL System is designed as a minimally invasive procedure that can be performed in a clinic or a physician's office without the use of general anesthesia. Although this procedure is expected to result in the infertility of the patient, the Company believes that the ENABL System has the potential to result in fewer complications and adverse side effects and reduced recovery times compared to current therapies. For these reasons the Company also believes that the ENABL System has the potential to be more cost-effective than many current therapies.

    BIOCOMPATIBLE COATINGS TECHNOLOGIES

    The Company has developed proprietary biocompatible coatings technologies for bonding the anticoagulant drug heparin and other bioactive molecules to a siloxane subsurface or a variety of other subsurfaces by means of chemical bonds that it believes are stronger than those generally used for this purpose. The Company's thrombo resistant coating ("TRC") utilizes a "tether" molecule to attach heparin or other bioactive molecules to the previously applied siloxane subsurface. One end of the tether molecule is covalently bonded to the siloxane coating, and the other end of the tether molecule is covalently bonded to the bioactive molecule. Because both points of attachment utilize covalent bonds, the Company believes that its coating process results in a stronger bonding of heparin or other bioactive molecules to the surface of the device than other methods presently in use, which it believes generally use a weaker ionic bond in at least one of the attachment points.

    The Company recently announced the signing of an agreement with Boston Scientific Corporation ("Boston Scientific") covering the potential application and use of InnerDyne's proprietary biocompatible coating technologies with Boston Scientific's stents, grafts, vena cava filters and other implantable medical devices. Because of the strength of the covalent bonds used in the Company's TRC technology and its other properties noted above, the Company believes that this technology may have advantages over presently available bioactive coating technologies in several other potential applications.

STRATEGY

    The Company's primary objective is to leverage its proprietary technology to develop, manufacture and commercialize leading access products used to perform M.I.S. procedures. The Company also intends to continue developing its radial dilation, thermal ablation and biocompatible coatings technologies, internally or through strategic alliances. The key elements of the Company's strategy to achieve its objectives include:

    - INCREASE MARKET PENETRATION OF Step PRODUCTS. InnerDyne entered into its first buying group agreement, with Surgical Care Affiliates, Inc., in late 1995 and recently announced that its Short STEP was awarded the Seal of Acceptance by the Alliance of Children's Hospitals, Inc. The Company intends to further penetrate the market for M.I.S. access devices by entering into additional national buying group agreements, expanding its international distribution network, and leveraging the results of clinical outcomes and acceptance studies.

    - EXPAND Step PRODUCT LINE. The Company intends to continue to broaden its STEP product line, with the objective of providing a comprehensive set of access devices for M.I.S. procedures. In particular, the Company anticipates commercial introduction on a limited basis of two new STEP products, MiniSTEP and Reposable STEP, in late 1996.

    - COMMERCIALIZE VASCULAR ACCESS TECHNOLOGY. The Company intends to leverage its proprietary radial dilation technology for use in vascular access applications such as angioplasty and angiography. In February 1996, the Company granted a license with limited exclusivity provisions to use its radial dilation technology for access in the treatment of carotid disease and aortic aneurysms.

    - COMMERCIALIZE EnAbl THERMAL ABLATION TECHNOLOGY. The Company's ENABL System utilizes proprietary thermal ablation technology that the Company believes may offer significant therapeutic advantages compared to currently available treatments for excessive menstrual bleeding. The Company has recently completed initial human clinical safety trials and is preparing to initiate efficacy trials in two foreign countries. The
      Company is evaluating whether to continue the internal funding of the ENABL System or to pursue strategic alternatives for the continued development of this system.

    - BROADLY LICENSE BIOCOMPATIBLE COATINGS TECHNOLOGY. In addition to utilizing its biocompatible coatings technology internally, the Company is pursuing the licensing of this technology to third parties for various applications. InnerDyne believes that its biocompatible coating technologies may be applicable in the manufacture of coated stents or other in-dwelling devices. The Company recently announced the signing of an agreement with Boston Scientific pursuant to which the Company granted a license with limited exclusivity provisions to Boston Scientific to use InnerDyne's proprietary biocompatible coating technologies with Boston Scientific's stents, grafts, vena cava filters and other implantable medical devices. In addition, in 1994, the Company entered into an agreement pursuant to which it licensed and transferred its biocompatible coatings technology to SENKO Medical Instrument Manufacturing, Inc. ("SENKO") for the enhancement of membrane oxygenators used in heart-lung machines.

PRODUCTS AND TECHNOLOGY

    The following table summarizes the Company's products and technologies. The following table contains information concerning products and technologies under development, and there can be no assurance that such products will be successfully introduced or that such products or technologies will be successfully commercialized in accordance with the dates set forth in the following table, or at all.

                                                                              COMMERCIAL
        PRODUCT/TECHNOLOGY             APPLICATION/INDICATIONS           AVAILABILITY/STATUS
RADIAL DILATION TECHNOLOGY
    STEP PRODUCT LINE
      STEP 1.0                      Disposable access devices for   510(k) clearance; First
                                     various general and             commercial sales (U.S. &
                                     gynecological M.I.S.            International) commenced in
                                     procedures                      1994
      STEP 1.5                                                      510(k) clearance; First
                                                                     commercial sales (U.S. &
                                                                     International) commenced in
                                                                     1995
      STEP 2.0                                                      510(k) clearance; Commercial
                                                                     sales anticipated in late
                                                                     1996
      Short STEP                    Disposable access device for    510(k) clearance; First
                                     various general and             commercial sales (U.S. &
                                     gynecological M.I.S.            International) commenced in
                                     procedures on smaller           1995
                                     individuals
      MiniSTEP                      Disposable access device for    510(k) clearance; Commercial
                                     various general and             sales anticipated in late
                                     gynecological M.I.S.            1996
                                     procedures performed with
                                     smaller instruments
      Reposable STEP                Reusable/with certain           510(k) clearance; Commercial
                                     disposable parts access         sales anticipated in late
                                     device for general and          1996
                                     gynecological M.I.S.
                                     procedures
    RADIALLY EXPANDING DILATOR      Disposable intra-organ access   510(k) clearance; Limited
     (R.E.D.)                        device for general M.I.S.       release
                                     procedures
    OTHER APPLICATIONS              Vascular access                 510(k) clearance; Under
                                                                     evaluation
                                    Carotid disease & aortic        Licensed to EndoTex in 1996
                                     aneurysm access
                                    Orthopedic access               Under evaluation
                                    Feeding tube placement          Under evaluation
THERMAL ABLATION TECHNOLOGY
    ENABL THERMAL ABLATION SYSTEM   Treatment of excessive uterine  Completed initial human
                                     bleeding                        clinical safety trials;
                                                                     Preparing to initiate
                                                                     efficacy studies
BIOCOMPATIBLE COATINGS
                                    Stent, graft, vena cava filter  Licensed to Boston Scientific
                                     and other implantable medical   in 1996
                                     device coatings
                                    Blood oxygenation enhancement   Licensed to SENKO in 1994

    RADIAL DILATION TECHNOLOGY

    The primary focus of the Company is the development and commercial application of its proprietary radial dilation technology. The key feature of this proprietary technology is the capability to enter the body of a patient by creating a small puncture wound, which can subsequently be dilated, or increased in size, to create a larger working channel. Employment of radial dilation within an expandable sheath permits the dilation to be accomplished in a manner that tends to minimize tissue trauma. Upon completion of a procedure, the dilation sequence is reversed, and the result is a smaller residual wound than would be experienced through the employment of similarly sized conventional access devices. Potential benefits of radial dilation technology include reduced risk, less patient trauma and reduced procedure time.

    Step  PRODUCT LINE.   The  Company has developed  a family  of STEP products
utilizing InnerDyne's proprietary radial dilation technology. The initial STEP products were introduced commercially in late 1994.

    Step. The STEP device incorporates the Company's proprietary radial dilation technology and is InnerDyne's first product to be launched on a commercial basis. The Company has received 510(k) clearances from the FDA to market this device for laparoscopic and thorascopic M.I.S. procedures. In contrast to conventional trocars, the STEP device utilizes a standard insufflation needle for the penetration through the abdominal wall at each site where it is utilized. Following removal of the needle, an expandable sheath that surrounds the needle is then dilated up to a 5mm, 10mm or 12mm working channel through the insertion of a dilator and cannula. Following dilation, the dilator is removed, leaving a rigid sheath that serves as a working channel with an integral insufflation valve at the proximal end. After completion of a procedure, the rigid cannula is removed, and the sheath retracts, permitting the opening in each of the muscular layers of the abdominal wall to recover, leaving a residual wound that is approximately half the size of that made using a conventional trocar of similar size.

    Management believes that positive attributes of the STEP product could significantly affect health care system costs and patient satisfaction with M.I.S. procedures in which trocars have traditionally been used. The results of a Company-sponsored retrospective comparative outcomes study examining this issue were released during the fourth quarter of 1995. The study included 98 patients, and compared an almost equal number of procedures performed using STEP devices and conventional trocars for access. Statistically significant results of that study indicated that STEP reduced device-related complications during surgery by over 90% and resulted in an approximate 22% savings in surgery time. Based upon published operating room costs, this time savings would equate to dollar savings of $345 to $515 per procedure, a substantial outcome for a product that is believed to be competitively priced with conventional trocars. Management also believes that post-procedure complications, such as infection and incisional hernias at access sites, may be reduced with the use of the STEP device as compared to conventional trocars. A prospective study intended to corroborate and expand the findings of the published outcomes study is underway, and is expected to be completed during 1996.

    SHORT Step. The Short STEP is a conventional STEP device that has been reduced in length and is particularly suitable for M.I.S. procedures involving smaller individuals, particularly children and thin females. The Short STEP was commercially introduced in 1995.

    REPOSABLE Step. The Reposable STEP incorporates the radial dilation features of disposable STEP devices in a partially reusable access device. A substantial market for reusable trocars exists, primarily outside the United States, where the pressures on cost and the recognition of the total costs involved in surgical procedures are perceived somewhat differently. Although there is substantial usage of reusable access devices in the U.S., and management expects a trend toward a somewhat more frequent usage of reusable devices, there are significant offsetting concerns relating to total health care system costs and safety involved with reusable devices. The Reposable STEP includes a number of reusable components, currently consisting of a combination of metal and plastic parts that may be cleaned and sterilized by most conventional methods. The dilator, cannula and needle are reusable, while the sleeve and valve are single-use components, designed to be disposed of following surgery.

    MINIStep. The MiniSTEP is a small-diameter radially dilating access device designed for use in office micro-laparoscopic surgery utilizing small instruments. The working diameter of the MiniSTEP ranges from 2mm to 8mm. The product will be targeted at general and gynecological surgeons performing M.I.S. procedures. Procedures would include diagnostic laparascopy, as well as therapeutic procedures such as tubal sterilization. Like the STEP device, MiniSTEP is expected to reduce device-related surgical complications and surgery time.

    R.E.D. The Radially Expanding Dilator ("R.E.D.") is the second product type based upon the Company's proprietary radial dilation technology. The R.E.D. is designed to enable access to organs deep within the abdominal cavity. The only current alternative for this type of access involves the insertion of a long flexible channel and scope through a natural body orifice such as the mouth or the rectum, and only limited procedures are possible due to the restricted size of the channel and the tortuous path that must be navigated by the scope. The R.E.D. is designed to provide access through the abdominal wall, across the peritoneal space, and into an internal organ. InnerDyne believes that with use of the R.E.D. product, substantial reductions in patient recovery times may be possible. The Company expects that the enhanced capabilities of the R.E.D. may enable additional surgical procedures to be performed through minimally invasive techniques. This product has been released only on a very limited basis, and feedback indicates it enables additional procedures to be performed endoscopically. However, initial experience indicates a relatively high surgeon skill level and advanced training is necessary to perform these intra-organ procedures successfully. Accordingly, widespread commercialization of the R.E.D. will require significant market development efforts. InnerDyne intends to use a portion of the proceeds from this offering to conduct seminars teaching the use of the R.E.D. product at advanced training centers across the United States.

    OTHER APPLICATIONS. InnerDyne is exploring the potential use of its proprietary radial dilation technology in other applications such as feeding tube placement, vascular access, carotid disease and aortic aneurysm access and access for orthopedic procedures.

THERMAL ABLATION TECHNOLOGY

    EnAbl SYSTEM

    The Company's proprietary ENABL Thermal Ablation System (the "ENABL System") has been designed to treat excessive menstrual bleeding by thermally ablating the endometrial lining of the uterus. The ENABL System relies on precisely controlled introduction and heating of a sterile saline solution IN SITU to thermally injure the lining of the uterus.

    The Company recently announced the results of an initial safety trial with a newly redesigned system. The results of this limited trial give preliminary indications that the ENABL System might represent a safe means of ablating uterine tissue. However, there can be no assurance that the feasibility of this technology will be satisfactorily demonstrated in efficacy trials, or that the system will be successfully commercialized, either by the Company or in collaboration with another entity.

    Historically, the development of the Company's ENABL System had received financial support from CooperSurgical, Inc. ("CooperSurgical") during late 1994 and the first half of 1995. In May 1995, the Company received notice from CooperSurgical advising the Company of its desire to discontinue funding and forfeit its future commercialization option related to InnerDyne's proprietary endometrial ablation technology under the previously agreed upon terms. The notification from CooperSurgical did include an alternative proposal that would have preserved a future commercialization option under significantly different economic terms. These terms were deemed unacceptable by InnerDyne, and the thermal ablation program has been internally funded since that time.

    BIOCOMPATIBLE COATINGS TECHNOLOGIES

    The Company possesses certain proprietary technologies in the area of biocompatible coatings. The technologies that comprise the Company's TRC capability are believed to have application when foreign objects remain in contact with various areas of the body, particularly within the blood stream, for sustained periods of time. These technologies include the ability to deposit an extremely thin layer (approximately one micron) of siloxane on a surface and the ability to graft a bioactive substance, such as the drug heparin, to that siloxane layer. TRC Coatings, employed with the siloxane layer alone or in combination with bioactive substances, can extend the life of blood-gas exchange devices or provide the capability to extend the duration of contact of a coated device with blood or other body fluids while minimizing the physiological impacts of such contact.

    The Company recently announced the signing of an agreement with Boston Scientific covering the potential application and use of InnerDyne's proprietary biocompatible coating technologies with Boston Scientific's stents, grafts, vena cava filters and other implantable medical devices. The agreement involves an equity investment by Boston Scientific in InnerDyne, initial research support and future license fees and royalty payments if Boston Scientific decides to proceed with a technology transfer.


    In addition, in 1994, the Company signed a license agreement with SENKO, a Japan-based manufacturer and marketer of membrane oxygenators used in open heart surgery, pursuant to which the Company licensed one of its TRC technologies to SENKO. In connection with this agreement, the Company transferred its siloxane coating technology to SENKO for the coating of microporous hollow fibers used in production of oxygenators. The technology transfer was completed during the first quarter of 1995, at which time the Company received the balance of the initial payment from SENKO, and the royalty payment period commenced. InnerDyne recently announced it has received an order from SENKO to build a second fiber coating system.


    The Company has undertaken a number of discussions with other potential licensees of the Company's biocompatible coating technologies, and samples of coated products have been provided to several companies. These discussions have been with parties interested in the use of the technologies to enhance gas exchange, as well as third parties interested in the possible coating of devices for various applications. To date, the Company has not entered into a contractual arrangement with any such parties.

RESEARCH AND DEVELOPMENT

    The Company has made significant investments in the research and development of its proprietary technologies, including radial dilation, thermal ablation and biocompatible coatings. Research, development, clinical and regulatory expenses for the years ended December 31, 1995, 1994 and 1993 were approximately $2.3 million, $4.0 million and $5.8 million respectively. The decrease was primarily the result of expenses included in the 1993 and 1994 periods that related to completed or discontinued development programs, including costs associated with development, clinical trials and regulatory submission of a device using the Company's gas exchange and blood pumping technologies. As of December 31, 1995, the Company had 17 full-time employees engaged in research, development, clinical and regulatory activities. Currently, the Company's research and development efforts are primarily focused on providing enhanced versions of the STEP device including the Reposable STEP and the MiniSTEP. In addition, limited usage of the Company's R.E.D. product by a select group of physicians is being routinely monitored to determine both the effectiveness and utility of the product in intra-organ procedures.

    InnerDyne also devotes research and development efforts to pursue potential partnerships that might lead to utilization of the Company's radial dilation technology in areas outside its primary business focus. The Company's first agreement involving licensing and development of its proprietary radial dilation technology was announced in February 1996. The agreement with EndoTex covers the development of access products expected to be used in conjunction with EndoTex's technologies to treat carotid disease and aortic aneurysms.

    The Company is also continuing development of its proprietary thermal ablation technology and its ENABL System. The Company recently completed initial human clinical safety trials and is preparing to initiate efficacy studies in two foreign countries.

    The Company's proprietary biocompatible coating technologies have been evaluated by a number of potential licensees. These evaluations are focused primarily on coating gas exchange fibers and coating devices (such as stents) intended for implantation within the human vascular system.

    The future success of the Company will depend upon its ability to develop and gain regulatory clearance for new and enhanced versions of products in a timely fashion. In addition, it is likely that the Company will seek to identify opportunities to obtain products or technologies from third parties. There can be no assurance that the Company will be able to successfully develop or acquire new products or technologies, license its proprietary technologies to third parties, obtain regulatory clearance for its products, or gain market acceptance of new and enhanced products. Delays in development, clearance, or acceptance of new products could have a material adverse effect on the Company's business, results of operations and financial condition.

SALES AND MARKETING

    The Company is marketing its M.I.S. access products mainly to general surgeons and gynecologists. A domestic network of independent sales representatives, who typically sell other complementary products to the same customer base, was selected and trained during late 1994 and early 1995. In spite of these efforts, some domestic geographic areas were still not covered by what management believed to be adequate representation. As a result, a decision was made during the last half of 1995 to hire a limited number of direct representatives, who are InnerDyne employees compensated on a commission-only basis. As of the end of 1995, approximately 15 direct representatives had been hired to complement the Company's network of independent sales representatives. Although it is too early to evaluate the success of this organizational change, management believes that it may improve the effectiveness of its marketing efforts. This United States network of sales representatives is managed on a regional basis by Company employees who possess substantial expertise and industry experience. Their efforts are supported by a marketing and customer service organization, that also coordinates the Company's advertising and sales material support, as well as the Company's participation in major industry trade meetings.

    The Company's sales activities have been aided since October 1995 by the completion of a retrospective outcomes study comparing the use of the STEP device and conventional trocars in a number of laparoscopic procedures. The study summary has proven to be valuable, based upon limited experience to date, in conveying the benefits of the STEP device to health care providers in an effective manner. The outcomes comparison is believed to have represented a positive contribution to discussions with Surgical Care Affiliates, Inc. ("SCA"), one of the largest operators of surgery centers in the United States; the Company announced the signing of its first buying group agreement with SCA in October 1995. In order to facilitate distribution to SCA and other customers, the Company also executed a domestic distribution agreement with General Medical, Inc. in October 1995. Additional agreements of a similar nature are being pursued with other provider and distribution organizations, in an effort to acquire greater market share for the Company's M.I.S. access products.

    In January 1996, the Company announced that its Short STEP device, a smaller version of the standard STEP product, had been awarded the Seal of Acceptance by the Alliance of Children's Hospitals, Inc. ("Alliance"). The Alliance is a wholly-owned subsidiary of Child Health Corporation of America, which is comprised of 35 free-standing children's hospitals across the United States. The Alliance selected the STEP system, after extensive research and review, based upon its ability to reduce both the trauma and operative complications associated with pediatric laparoscopic surgical procedures. In exchange for an ongoing royalty payment, the Company is entitled to use this seal in connection with the marketing and sale of its STEP line of products. It is hoped that the Seal of Acceptance can help the Company expand awareness and sales of its STEP product line for use in the pediatric environment.

    Internationally, the Company expects to utilize a network of independent distributors to market its products in selected foreign countries. The effort to identify and reach agreements with appropriate foreign distributors gained substantial momentum during the latter portion of 1995. At year end, initial orders had been received from distributors in 11 countries, primarily in Europe. Management expects to make additional progress in this regard during 1996, and expects foreign sales to positively impact future revenue growth.

    The Company has limited experience in marketing its products, and faces substantial competition from well-entrenched and formidable competitors. As a result, there can be no assurance that the Company will successfully achieve acceptable levels of product sales at prices that provide an adequate return or that the Company will be able to build a network of international distributors capable of effectively marketing its M.I.S. access products or that such distributors will generate significant sales of such products. Failure to do so would have a material adverse impact on the Company's business, results of operations and financial condition.

MANUFACTURING

    The Company initiated manufacture of commercial quantities of its STEP device in its Salt Lake City, Utah facility during late 1994. Current manufacturing operations consist primarily of the assembly and testing of purchased components to produce finished products, which are then packaged for sterilization in an outside facility. During 1995, the Company implemented steps to automate various aspects of the STEP assembly operation to help reduce product costs and to achieve a more uniform standard of product consistency. During the assembly process and following sterilization, the Company conducts appropriate tests and inspection of its products in an effort to assure that products meet established specifications, and to verify appropriate levels of product sterility.

    The Company has limited experience in manufacturing M.I.S. access products or other products in commercial quantities at acceptable costs. The Company is registered as a manufacturer of medical devices with appropriate state and federal authorities, including the FDA, and is pursuing registration to standards which would confirm compliance with a number of foreign quality systems. See "-- Government Regulation." The Company's success will depend in part on its ability to manufacture its products in compliance with the FDA's GMP regulations and other regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Failure to maintain production volumes or increase production volumes in a timely or cost-effective manner would have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company was recently inspected by the FDA and cited for certain GMP deficiencies. See "Risk Factors -- Limited Manufacturing Experience; Compliance with Good Manufacturing Practices," "-- Government Regulation" and "Business -- Government Regulation."

    The materials utilized in the Company's M.I.S. products consist of both standard and custom components that are purchased from a variety of independent sources. The plastic parts used in the STEP product are injection molded by outside vendors. The majority of these parts are produced utilizing molds that have been specially machined for and are owned by the Company. Although the Company maintains significant inventories of molded parts, any inability to utilize these molds for any reason might have a material adverse effect upon the Company's ability to meet its customers' demand for product. In addition to plastic parts produced from injection molds owned by the Company, a number of other materials are available only from a limited number of sources at the present time, including the sheath component of the Company's STEP products. Efforts to identify and qualify additional sources of this sheath component and other key materials and components are underway. Although InnerDyne believes that alternative sources of these components can be obtained, internal testing and qualification of substitute vendors could require significant lead times and additional regulatory submissions. There can be no assurance that such internal testing and qualification or additional regulatory approvals will be obtained in a timely fashion, if at all. Any interruption of supply of raw materials could have a material adverse effect on the Company's ability to manufacture its products, and therefore on its business, financial condition and results of operations. See "Risk Factors -- Dependence on Sole Sources."

    The Company believes that future regulatory changes currently being considered by the FDA are likely to result in a system of United States regulatory requirements for manufacturers of medical devices which more closely resembles the system that has been adopted by most European countries, namely, the International Standards Organization 9000 ("ISO 9000") series of quality systems standards. Accordingly, the Company has taken steps to bring its operations into compliance with these additional requirements. An audit by a recognized "notified body," which is charged with assessing compliance to the ISO 9000 standards on behalf of a specific European regulatory agency, was initiated during the latter portion of 1995 and concluded in January 1996. Company operations and documentation were found to be in satisfactory compliance to the ISO 9000 standards and recommendation for certification has been given by the auditors to the registration body. Such certification should facilitate the introduction and sale of the Company's access products to the member countries of the European Economic Community. This certification, if successfully obtained, may also positively impact the Company's compliance with the regulatory requirements of other countries, which have adopted or may adopt a similar regulatory structure or recognize such compliance as adequate assurance of product quality and conformance in the future.

PATENTS AND PROPRIETARY RIGHTS

    It is the Company's policy to aggressively protect its technology by, among other things, filing patent applications for the patentable technologies that it considers important to the development of its business. The Company holds six issued United States patents, and has several additional U. S. and foreign patent applications pending, covering various aspects of its radial dilation technology. The Company also has a license agreement giving it exclusive rights, assuming certain defined minimum payments are met, to a related access technology that is covered by two issued and one pending patent. In addition, during 1995 the Company obtained a non-exclusive license to a patent covering a specialized access device which facilitates the placement of a vision device into the abdominal cavity.


    The Company holds five issued United States patents and one granted European patent and has several additional foreign and U. S. patent applications pending relating to its thermal ablation system technology. The Company also holds five issued United States patents and several issued foreign patents relating to its biocompatible coating technologies, and has additional related U.S. and foreign applications that are pending. The Company has continued to pursue the expansion of its coating-related intellectual property, as opportunities for business partnerships in this area have been pursued. See " -- Products and Technology -- Biocompatible Coating Technologies." In addition to patent rights related to its radial dilation, thermal ablation and biocompatible coating technologies, the Company also has a number of issued and pending patents relating to its blood gas exchange and pumping technologies. There can be no assurances that any pending patent applications will be issued in their present scope, or at all.


    The Company's success will depend in large part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Although InnerDyne has obtained certain patents and applied for additional United States and foreign patents covering certain aspects of its technology, no assurance can be given that any additional patents will be issued or that the scope of any patent protection will exclude competitors or provide a competitive advantage, or that any of the Company's patents will be held valid if subsequently challenged. The validity and breadth of claims covered in medical technology patents involves complex legal and factual questions and therefore may be highly uncertain. InnerDyne also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent trade secrets. In addition, whether or not the Company's patents are issued, others may hold or receive patents that contain claims having a scope that covers products developed by InnerDyne.

    There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and companies in the medical device industry have used litigation to gain competitive advantage. Litigation involving the Company would result in substantial cost and diversion of management attention from the day-to-day operation of the business, but could be necessary to enforce patents issued to the Company, to protect trade secrets and other specialized knowledge unknown to outside parties, to defend the Company against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. An adverse determination in litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties under less favorable terms than might otherwise be possible and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has in the past, and may in the future, receive correspondence from third parties claiming that the Company's products or technologies infringe intellectual property rights of such third parties. The Company and its patent counsel thoroughly review such claims and no such outstanding claims currently exist. However, there can be no assurance that InnerDyne will not receive additional claims that its products or technologies infringe third party rights or that third parties will not litigate such claims. Any such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Patents and Proprietary Rights."

COMPETITION

    The primary industry in which the Company competes, minimally invasive surgery, is dominated by two large, well-positioned entities that are intensely competitive and frequently offer substantial discounts as a competitive tactic. U.S. Surgical is primarily engaged in developing, manufacturing and marketing surgical wound management products, and has historically been the firm most responsible for providing products that have led to the growth of the industry. U.S. Surgical supplies a broad line of products to the M.I.S. industry, including products which facilitate access, assessment and treatment. Ethicon has made a major investment in the M.I.S. field in recent years and is one of the leading suppliers of hospital products in the world. Furthermore, U.S. Surgical and Ethicon each utilize purchasing contracts that link discounts on the purchase of one product to purchasers of other products in their broad product lines. Substantially all of the hospitals in the United States have purchasing contracts with one or both of these entities. Accordingly, customers may be dissuaded from purchasing access products from the Company rather than U.S. Surgical or Ethicon to the extent it would cause them to lose discounts on products that they regularly purchase from U.S. Surgical or Ethicon.

    Notwithstanding the challenges faced by the Company in selling in a market dominated by two large competitors, substantially all of the Company's revenues since the fourth quarter of 1994 have come from product sales in this market. U.S. Surgical and Ethicon purchasing contracts typically include a provision allowing a certain percentage of purchases from other vendors, and the Company has taken and intends to continue to take advantage of such provisions.

    The Company faces a formidable task in successfully gaining significant revenues within the M.I.S. access market. In order to succeed, management believes that the Company will need to objectively demonstrate substantial product benefits, and its sales effort must be able to effectively present such benefits to both clinicians and health care administrators. The M.I.S. access market segment is dominated by U.S. Surgical and Ethicon. Both entities introduced new access devices, trocars with added features, during the past two years. A number of other entities participate in various segments of the M.I.S. access market.

    There can be no assurance that the Company will be able to successfully compete in the M.I.S. access market and failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

    In the thermal ablation market, the Company considers its primary competition to be current therapies for the treatment of excessive menstrual bleeding, including drug therapy, dilatation and curettage, surgical endometrial ablation and hysterectomy. The Company will also compete against other techniques under development for the treatment of excessive menstrual bleeding, including endometrial ablation techniques that employ RF energy or freezing techniques ("cryoablation") and the uterine balloon therapy system being clinically tested by Gynecare, Inc.

    There are many large companies with significantly greater financial, manufacturing, marketing, distribution and technical resources and clinical experience than the Company that are developing and marketing devices for surgical removal of the uterus, uterine fibroids, the endometrial lining of the uterus and other uterine tissues or are developing non-surgical methods for treating these conditions. Additionally, there are smaller companies developing alternative methods of uterine tissue ablation that compete with the Company. There can be no assurance that these companies will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or that would render the Company's technologies or products obsolete or not competitive. Such competition could have a material and adverse effect on the Company's business, financial condition and results of operations. As a result of the entry of large and small companies into the market, the Company expects competition for devices and systems used to treat excessive menstrual bleeding to increase. See "Risk Factors -- Intense Competition."

GOVERNMENT REGULATION

    Clinical testing, manufacture and sale of the Company's products, including the STEP product line, the ENABL Thermal Ablation System and the Company's biocompatible coatings technology, are subject to regulation by the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

    In the United States, medical devices are classified into one of three classes (I.E., Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (E.G., labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (E.G., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (E.G., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).

    Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance of a 510(k) notification or approval of a PMA. A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA has called for PMAs. The PMA application must contain the results of clinical trials, the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. The FDA's review of a PMA application generally takes one to two years from the date the PMA is accepted for filing, but it may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

    If human clinical trials of a device are required, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an Investigational Device Exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

    Management expects that the ENABL System will be subject to the PMA approval process prior to marketing within the United States. There can be no assurance that the Company will be able to obtain the necessary regulatory approval on a timely basis, or at all, and a delay in receipt of or failure to receive such approval would have a material adverse effect on the Company's business, financial condition and results of operations.

    A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not called for PMAs. The FDA recently has been requiring more rigorous demonstration of substantial equivalence than in the past, including in some cases requiring submission of clinical trial data. The FDA may determine that the proposed device is not substantially equivalent to a predicate device, or that additional information is needed before a substantial equivalence determination can be made. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's devices cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission. There can be no assurance that the Company will obtain 510(k) premarket clearance within the above time frames, or at all, for any of the devices or modifications for which it may file a 510(k).

    The Company has received clearance from the FDA for the marketing of its STEP device for use in accessing the abdominal and thoracic cavities for the performance of minimally invasive surgical procedures. The Company has also received FDA clearance for the marketing of its R.E.D. product for use in the areas of gastrostomy, cystostomy, cholecystotomy, the dilation of biliary and urethral strictures, laparoscopy and enterostomy. The Company has also received market clearance for alternative versions of its STEP and R.E.D. products, including products designed to employ its radial dilation technology in vascular applications and for biliary indications. Although the Company has been successful in preparing requests for 510(k) clearance, there can be no assurance that 510(k) clearances for future products or product modifications can be obtained in a timely manner or at all, or that any existing clearance can be successfully maintained. A delay in receipt of, or failure to receive or maintain, such clearances would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is strictly limited to marketing its products for the indications for which they were cleared, physicians are not prohibited by the FDA from using the products for indications other than those cleared by the FDA. There can be no assurance that the Company will not become subject to FDA action resulting from physician use of its products outside of their approved indications.

    The Company has made modifications to its cleared devices that the Company believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of the Company's determinations not to submit a new 510(k) notice for any of these changes or would not require the Company to submit a new 510(k) notice for any of the changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

    Any devices manufactured or distributed by the Company pursuant to FDA clearance or approval are subject to pervasive and continuing regulation by the FDA and certain state agencies and various foreign governments. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed GMP requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.


    The Company is registered as a manufacturer of medical devices with the FDA. The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements, MDR requirements and other applicable regulations. The Company's Salt Lake City, Utah manufacturing facility was inspected by the FDA for the first time in January 1996. That inspection resulted in the issuance by the FDA of a Form FDA 483, which detailed specific areas where the FDA inspector observed that the Company's operations were not in full compliance with applicable areas of the GMP regulations. Corrective action addressing all identified GMP deficiencies was initiated immediately, and the Company responded to the FDA District Office. The FDA
District Office issued a Warning Letter stating that it appears that the Company's response to the Form FDA 483 is adequate; however, an FDA reinspection is required to assure that the corrections the Company has taken adequately address the noted GMP deficiencies. The FDA also notified the Company that until the agency determines that corrections are adequate, federal agencies will be advised of the issuance of the Warning Letter so that they may take this information into account when considering awards of contracts, and no pending 510(k) notifications for devices to which the observed GMP deficiencies are reasonably related will be cleared, and no requests for Certificates For Products For Export will be approved. The Company submitted a written response to the Warning Letter and requested a meeting with District officials to discuss the matter. During the requested meeting, District officials acknowledged that the GMP deficiencies observed during the inspection were "borderline" with respect to the agency's policies regarding the issuance of a Warning Letter. They explained, however, that the Warning Letter was based on observations that the Company was not following its own written procedures and on the fact that the Company's internal audits had not found these deficiencies. Following the meeting, the FDA acknowledged the Company's representation that the corrective action plan would be completed by April 8, 1996, and stated that the agency would initiate a reinspection within 60 days of that date. The scope of the FDA reinspection could be more comprehensive than the initial inspection. At the current time, the Company has no pending submissions for either clearance to market new or modified products, or to export to new foreign markets. However, failure to adequately address these GMP deficiencies within a reasonable time frame would have an adverse effect on future product sales. Accordingly, the Company has undertaken a review of the GMP compliance of its entire manufacturing process. However, there can be no assurance that the FDA will deem the Company's corrective action to be adequate or that additional corrective action, in areas not addressed by the Form FDA 483, will not be required. Failure to achieve satisfactory GMP compliance could have a significant adverse effect on the Company's ability to continue to manufacture and distribute its produts and, in the most serious cases, result in the seizure or recall of products, injunction and/or civil fines. See "Business -- Manufacturing."


    The FDA has proposed changes to the GMP regulations that will likely increase the cost of compliance with GMP requirements. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.

    In addition, the Company is subject to medical device regulations in foreign countries where the Company's products are sold. Such regulations, particularly in the European Community, continue to expand, and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. For example, the European Union has promulgated rules which require that medical products receive the right by mid-1998 to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive the right to affix the CE mark will prohibit the Company from selling its products in member countries of the European Union.

PRODUCT LIABILITY AND INSURANCE

    The development, manufacture and sale of the Company's products entail the risk of product liability claims, involving both potential financial exposure and associated adverse publicity. To date, InnerDyne has not experienced any product liability claims. The Company's current product liability insurance coverage limits are $1,000,000 per occurrence and $2,000,000 in the aggregate, and there can be no assurance that such coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the development, manufacture and sale of its current and potential products. In addition, the Company may require increased product liability insurance. Product liability insurance is expensive and may not be available in the future on acceptable terms, or at all. In addition, if such insurance is available, there can be no assurance that the limits of coverage of such policies will be adequate. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Product Liability and Insurance."

EMPLOYEES


    At March 31, 1996, the Company had 91 full-time and 15 temporary and part-time employees. The majority of the temporary and part-time employees worked at the Company's Salt Lake City facility, and were primarily involved in manufacturing and support activities related to the Company's M.I.S. access products. Of the 91 full-time employees on March 31, 1996, 36 were involved in manufacturing operations, 14 in research and development and regulatory/clinical affairs, 4 in biocompatible coatings development, 10 in administration, and 27 in sales, marketing and customer service.


    None of the Company's employees is covered by a collective bargaining agreement, and management believes that its relationship with its employees is good.

FACILITIES

    InnerDyne leases approximately 20,500 square feet in Sunnyvale, California to house the Company's administrative personnel, research and development, marketing and sales support activities, of which approximately 6,000 square feet are subleased to another entity. The Sunnyvale facility is leased through December 1998.

    Additional space is leased in two separate buildings, totaling approximately 27,000 square feet, in Salt Lake City, Utah. These facilities house administrative personnel, manufacturing operations, biocompatible coating research activities and the Company's primary distribution function. The leases for the Salt Lake City buildings expire in August 1997 and August 1999.

    Management believes that currently leased facilities will be sufficient for the immediate future, and that adequate additional space is available within the same geographical areas. If additional space was required, and it could not be obtained in near proximity to current facilities at an acceptable cost, it could have a material adverse effect on the Company's operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The current directors and executive officers of the Company and their ages as of March 31, 1996 are as follows:



              NAME                    AGE                               POSITION
- ---------------------------------  ---------  ------------------------------------------------------------
William G. Mavity                     46      President, Chief Executive Officer and Director
Robert A. Stern                       39      Vice President and Chief Financial Officer
Daniel Genter                         59      Senior Vice President of Sales and Marketing
Edward W. Benecke                     53      Director
Robert M. Curtis                      50      Director
Eugene J. Fischer (1)(2)              49      Director
Guy P. Nohra (2)                      35      Director
Steven N. Weiss (1)(2)                49      Director


- ------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    WILLIAM G. MAVITY joined the Company as President, Chief Executive Officer and a director in October 1993, after having spent more than twenty years in various capacities with the 3M Company ("3M"), including more than ten years within a number of the operating units of 3M's health care business. From August 1992 until October 1993, Mr. Mavity served as Operations Director for 3M's Medical Device Division. From April 1989 until August 1992, Mr. Mavity served as General Manager of 3M's Sarns cardiovascular surgery business unit. From July 1988 until April 1989, Mr. Mavity served as Manufacturing Manager for the Sarns subsidiary. Mr. Mavity holds a B.E.A. degree from the University of Delaware.

    ROBERT A. STERN joined the Company in January of 1996 as Vice President and Chief Financial Officer. From October 1991 to January 1996, Mr. Stern held the position of Chief Financial Officer, Vice President of Corporate Finance and member of the Board of Directors of RhoMed Incorporated, a New Mexico-based biopharmaceutical company. Mr. Stern has had ten years experience in investment banking and cash management, and was the principal stockholder and Managing Director of R. A. Stern and Associates from December 1986 to April of 1990. R.
A. Stern Associates was sold to PaineWebber in 1989. Mr. Stern received a B.S. from the University of New Hampshire, Whittemore School of Business and Economics.


    DANIEL J. GENTER joined the Company in April of 1996 as Senior Vice President of Sales and Marketing. From May 1993 to April 1996, Mr. Genter held the position of Divisional Vice President of the Kanetta Pharmacal Division of Sanofi Winthrop Pharmaceuticals, a business unit established for the development, manufacture and marketing of sterile parenteral multisource pharmaceutical products. From December 1990 to May 1993, Mr. Genter served as Vice President of Marketing for Schein Pharmaceutical, Inc., a manufacturer and distributor of pharmaceutical products. Mr. Genter spent over twenty years with Johnson & Johnson in its McNeil Laboratories, Critikon and Home Health Care companies, holding positions in general management, sales management, marketing and clinical development. Mr. Genter also served as President of Sharplan Lasers, Inc., a medical laser manufacturer. Mr. Genter studied Mechanical Engineering at Tulane University and holds a B.S. in Mathematics from the State University of New York and an MBA from Pepperdine University.


    EDWARD W. BENECKE has served as a director of the Company since 1995. Mr. Benecke serves as the President of Medical Contracts Associates, an organization that provides consulting services to health care companies in the areas of marketing and distribution. Prior to forming the above entity in 1994, Mr. Benecke spent 25 years within various units of Johnson & Johnson, one of the world's leading suppliers of health care products. From 1987 to 1993, he was Vice President of Corporate National Accounts and headed an organization responsible for implementing and managing Johnson & Johnson's multi-company agreements and overall business relationships with the major multi-hospital systems and alliances in the United States. Mr. Benecke holds a B.S. degree in business administration from Southeast Missouri State University.

    ROBERT M. CURTIS became a director of the Company in January 1993 and has also served as a consultant to the Company since that time. Since December 1991, Mr. Curtis has been Principal of Robert Curtis Associates ("RCA"), which provides business development and management consulting services to the medical device industry. Prior to his activities with RCA, Mr. Curtis was President, Chief Executive Officer and Chairman of the Board of Urosystems, Inc., a clinical trial-stage device startup which was acquired by Medtronic Inc. From 1976 to 1990, he held a number of positions at Shiley, Inc., a manufacturer of medical devices, and its parent corporation, Pfizer, Inc., a diversified health care products company. He has served, at various times, as President, Chief Executive Officer and Chairman of the Board of Shiley, Inc. and as Senior Vice President and member of the Board of Directors of Pfizer Hospital Products Group, the medical device division of Pfizer, Inc. Mr. Curtis holds B.S. and M.S. degrees from the University of California, Berkeley.

    EUGENE J. FISCHER has served as a director of the Company since 1989. Since 1989, he has been a general partner of Pathfinder Venture Capital Funds, a group of venture capital funds. From 1983 to 1988, he was a general partner of Technology Funding, Ltd., a venture capital management company, where he was responsible for investments in computer and software technology, medical systems and pharmaceuticals. Mr. Fischer holds B.S. and M.S. degrees from the University of Minnesota and the University of California, respectively. Mr. Fischer also serves as a director of a number of privately held companies.

    GUY P. NOHRA has served as a director of InnerDyne since 1994. He has been with Burr, Egan, Deleage & Co. since 1989. His investment activity is specialized to the health care marketplace, which includes biotechnology, medical devices and medical instrumentation. Prior to joining Burr, Egan, Deleage & Co., Mr. Nohra was Product Manager of Medical Products with Security Pacific Trading Corporation. He holds a B.A. from Stanford University and an M.B.A. from the University of Chicago's Graduate School of Business. Mr. Nohra also serves as a director of Interpore International, an orthopedics company.

    STEVEN N. WEISS has served as a director of the Company since 1987. Since 1987, he has been a general partner of Montgomery Medical Ventures II, a venture capital firm. Mr. Weiss has held a number of senior management positions in the medical device industry and holds B.S. and M.S. degrees from City College of New York and an M.B.A. from Fordham University. Mr. Weiss also serves as a director of KeraVision, Inc. and a number of privately held companies.

BOARD MEETINGS AND COMMITTEES

    The Board of Directors of the Company held a total of eight meetings during the fiscal year ended December 31, 1995. The Board of Directors has an Audit Committee and a Compensation Committee. There is no committee performing the functions of a nominating committee.

    The Audit Committee of the Board of Directors reviews the results and scope of the audit and other services provided by the Company's independent auditors, approves fee arrangements with auditors and reports the results of its review to the full Board of Directors and to management. This Committee, which consists of directors Fischer and Weiss, held one meeting during fiscal 1995.

    The Compensation Committee of the Board of Directors makes recommendations regarding salaries and incentive compensation for employees of the Company, makes recommendations with respect to purchase and option arrangements for individuals subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and makes recommendations regarding other compensation matters to the full Board of Directors. This Committee, which consists of directors Fischer, Nohra and Weiss, held two meetings during fiscal 1995.

COMPENSATION OF DIRECTORS

    Directors of the Company are reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees. In addition, nonemployee members of the Board of Directors receive a quarterly fee of $1,500 (pro rated in the event that the director serves for only part of the quarter) and are reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees. Nonemployee members of the Board of Directors are also eligible to receive options under the Directors' Plan. See "-- Stock Plans." Mr. Curtis and an entity affiliated with Mr. Benecke have entered into consulting agreements with the Company. See "Certain Transactions."

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded or paid by the Company for each of the years in the three-year period ended December 31, 1995 to the Company's Chief Executive Officer. No other executive officer earned in excess of $100,000 during the fiscal year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE


                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                               ANNUAL COMPENSATION                     -------------
                             --------------------------------------------------------   SECURITIES
                                                                       OTHER ANNUAL     UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY ($)(3)   BONUS ($)    COMPENSATION ($)   OPTIONS (#)    COMPENSATION ($)(1)
- ---------------------------  ---------  ------------  -------------  ----------------  -------------  ---------------------
William G. Mavity (2)             1995   $  193,846   $   20,000(4)    $    100,775               0         $      34
 President and Chief              1994      161,578       40,000             47,660         350,000                62
 Executive Officer                1993       38,256            0             13,356         200,000                 5


- ------------------------
(1) Reflects the cost of insurance premiums paid by the Company for term life insurance under the Company's group life insurance employee benefit.

(2) Mr. Mavity has a severance arrangement with the Company pursuant to which he is entitled to the equivalent of one year's salary in the event his employment is terminated without cause. Other Annual Compensation for 1993, 1994 and 1995 consists of amounts paid by the Company related to temporary housing and relocation for Mr. Mavity, in addition to lease costs for an automobile provided for Mr. Mavity's use. Mr. Mavity's 1993 salary reflects compensation paid from October 6, 1993 (when Mr. Mavity joined the Company as President and Chief Executive Officer).


(3) Does not include $9,117, $7,327 and $2,511 deferred by Mr. Mavity in 1995, 1994 and 1993, respectively, pursuant to the Company's 401(k) Plan.



(4) Includes amounts earned in 1995 but paid in 1996.


STOCK OPTION GRANTS IN FISCAL 1995

    There were no grants of options to purchase Common Stock of the Company made during the fiscal year ended December 31, 1995 to the named executive officer.

OPTION EXERCISE AND HOLDINGS

    The following table sets forth information for the named executive officer with respect to exercises of options to purchase Common Stock of the Company in the fiscal year ended December 31, 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                      NUMBER OF SECURITIES
                                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                       OPTIONS AT FISCAL            IN-THE-MONEY OPTIONS
                           SHARES ACQUIRED          VALUE                 YEAR-END (#)             AT FISCAL YEAR-END ($)
NAME                       ON EXERCISE (#)     REALIZED ($)(1)    (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE) (1)
- ------------------------  -----------------  -------------------  ----------------------------  ----------------------------
William G. Mavity                     0                   0             166,666/383,334              $167,708/$444,792

- ------------------------
(1) Value calculated by determining the difference between the fair market value of underlying securities at exercise date (for value realized) or year-end (for value at year-end), and the exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee of the Board of Directors are Eugene J. Fischer, Guy P. Nohra and Steven N. Weiss. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

STOCK PLANS


    1987 STOCK OPTION PLAN. InnerDyne's 1987 Stock Option Plan (the "1987 Plan") was adopted by the Board of Directors and approved by the stockholders in July 1987. The 1987 Plan has been amended by action of the Board and the stockholders from time to time since that date to reserve additional shares for issuance under the 1987 Plan and make certain other amendments. There are currently 2,650,000 shares reserved for issuance under the 1987 Plan. As of March 31, 1996, 630,798 shares had been issued upon exercise of stock options granted under the 1987 Plan, 1,607,796 shares were subject to outstanding options and 411,406 shares were available for future grant. The 1987 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1987 Plan is administered by the Board of Directors or a committee appointed by the Board. Members of the Board receive no additional compensation for their services in connection with the administration of the 1987 Plan. Most options granted under the 1987 Plan become exercisable cumulatively over a four-year period beginning on the optionee's commencement of employment with InnerDyne
(for new employees) or the date of grant (for existing employees), as applicable. The exercise price of options granted under the 1987 Plan is determined by the Board, but may not in any event be less than 100% of the fair market value of InnerDyne's Common Stock on the date of grant, as determined by the Board or a committee of the Board. In the case of stock options granted to an optionee who owns more than 10% of the voting power or value of all classes of stock of InnerDyne, the exercise price must not be less than 110% of the fair market value on the date of grant. The fair market value per share is the closing sales price on the Nasdaq National Market reported in THE WALL STREET JOURNAL or by such other source as the Board shall deem reliable on the last trading day immediately preceding the date of grant of the option. Options granted under the 1987 Plan generally expire five years from the date of grant, unless otherwise provided in the option agreement.


    In the event of certain changes in control of the Company, the 1987 Plan requires that each outstanding option accelerate and become exercisable in full at least ten days prior to the consummation of such change in control on such conditions as the Board shall determine unless the successor corporation assumes the outstanding options, substitutes substantially equivalent options or provides other consideration in payment of such options in an amount and payment form which the Board, in its judgment, deems reasonable. Unless terminated sooner, the 1987 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1987 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

    INNERDYNE MEDICAL, INC. 1989 INCENTIVE STOCK PLAN. In connection with the merger in 1994 of CardioPulmonics, Inc. and InnerDyne Medical, Inc., all outstanding options under the InnerDyne Medical, Inc. 1989 Incentive Stock Plan (the "1989 Plan") were assumed by the Company and became exercisable to purchase shares of Common Stock of the Company. An aggregate of 1,453,536 shares of Common Stock were reserved for issuance under the 1989 Plan. As of March 31, 1996, 1,051,422 shares had been issued upon exercise of stock options granted under the 1989 Plan and 319,988 shares were subject to outstanding options. No options have been granted under the 1989 Plan since the merger. The 1989 Plan has been terminated and no shares are available for future grant under the 1989 Plan.



    1996 STOCK OPTION PLAN. The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors in March 1996 and will be submitted to the stockholders for approval in May 1996. A total of 1,000,000 shares of Common Stock have been reserved for future issuance under the 1996 Plan. As of March 31, 1996, no stock options had been granted under the 1996 Plan. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Code and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1996 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. In no event, however, may an individual employee receive option grants of more than 800,000 shares under the 1996 Plan in any fiscal year. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant for grants made to certain of the Company's executive officers and at least 85% of the fair market value of the Common Stock on the date of grant for all other persons. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date, and the maximum term of the option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed ten years.


    In  the event of  certain changes in  control of the  Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, that the Administrator may, in lieu of such assumption or substitution, provide for the optionee to have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable, in which case each option will be exercisable for 15 days from the date of notice of such determination. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1996 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.


    1991 EMPLOYEE STOCK PURCHASE PLAN. InnerDyne's 1991 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in October 1991 and was approved by stockholders in January 1992. The Purchase Plan was amended in 1995 by action of the Board of Directors and stockholders to reserve additional shares for issuance thereunder. The Purchase Plan is intended to qualify under Section 423 of the Code. InnerDyne has reserved 300,000 shares of Common Stock for issuance under the Purchase Plan. As of March 31, 1996, 61,667 shares had been issued under the Purchase Plan and 238,333 shares were available for future issuance. Under the Purchase Plan, an eligible employee may purchase shares of Common Stock from InnerDyne through payroll deductions of up to 10% of the employee's base compensation, bonuses, overtime and sale commissions, at a price per share equal to 85% of the lesser of the fair market value of InnerDyne Common Stock as of the first day or the last day of each offering period under the Purchase Plan. The offering periods are generally six months long and commence on or about May 1 and November 1 of each year.

    1991 DIRECTORS' STOCK OPTION PLAN. InnerDyne's 1991 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in October 1991 and was approved by the stockholders in January 1992. The Directors' Plan was amended in 1995 by action of the Board of Directors and stockholders to reserve additional shares for issuance thereunder and make certain other amendments. InnerDyne has reserved 300,000 shares of Common Stock for issuance under the Directors' Plan. As of March 31, 1996, 2,000 shares had been issued upon exercise of stock options granted under the Directors' Plan, 66,000 shares were subject to outstanding options and 232,000 shares were available for future grant. The Directors' Plan is designed to operate automatically and not to require administration; however, to the extent administration is necessary, it will be provided by the Board of Directors. Only nonemployee directors are eligible to participate in the Directors' Plan. On the date of each annual meeting of stockholders, each nonemployee director elected at such annual meeting receives an option grant for 10,000 shares. If a nonemployee director is appointed to the Board to fill a vacancy after the date of the annual meeting of stockholders (the "Prior Meeting"), that director will receive an option to purchase the number of shares of the Company's Common Stock determined by multiplying 10,000 times a fraction, the numerator of which is the difference between the number twelve and the number of full months since the Prior Meeting and the denominator of which is twelve. The options granted on the date of each annual meeting of stockholders become exercisable in whole on the first anniversary of the date of grant. Options granted after the date of such meeting (the Prior Meeting) to a director appointed to fill a vacancy become exercisable in whole on the later of one year from the date of the Prior Meeting or six months from the date of grant. The exercise price of an option granted under the Directors' Plan is the fair market value (based on the closing price on the Nasdaq National Market) of InnerDyne Common Stock on the date the option is granted. In the event of a merger in which InnerDyne is not the surviving corporation, a transfer of all of InnerDyne's stock, a sale of substantially all of InnerDyne's assets or a dissolution or liquidation of InnerDyne, all outstanding options will become exercisable in full at least ten days prior to such event on such conditions as the Board shall determine, unless the successor corporation assumes the outstanding options or substitutes substantially equivalent options.


    During fiscal year 1995, options to purchase 10,000 shares of Common Stock at an exercise price of $3.875 per share were granted under the Directors' Plan to each of Edward W. Benecke, Robert M. Curtis, Eugene J. Fischer and Guy P. Nohra. Pursuant to the policies of the venture capital firm with which he is associated, Mr. Weiss declined his option.

    401(k) Plan. In January 1988, the Board of Directors adopted a Defined Contribution Plan that is intended to qualify under Section 401(k) of the Code (the "401(k) Plan"). All employees who are at least 21 years of age and have completed at least three months of service with InnerDyne are eligible to participate in the 401(k) Plan. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching and discretionary contributions to the 401(k) Plan by InnerDyne on behalf of certain participants in the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by InnerDyne to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by InnerDyne, if any, will be deductible by InnerDyne when made. To date, InnerDyne has made no contributions to the 401(k) Plan.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

    The Company has adopted provisions in its Certificate of Incorporation and Bylaws providing that InnerDyne shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware ("Delaware Law"), including circumstances in which indemnification is otherwise discretionary under Delaware Law. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    On June 2, 1995, the Company issued an aggregate of 1,435,999 shares of its Common Stock and warrants to purchase 287,200 shares of its Common Stock in a private placement. The warrants, as amended, have an exercise price of $2.90 per share and terminated at 5:00 p.m. (Pacific time) on April 1, 1996, unless exercised prior to such time. Entities affiliated with Pathfinder Venture Capital Funds (of which Eugene J. Fischer, a director of the Company, is a general partner) purchased an aggregate of 221,240 shares of Common Stock and warrants to purchase 44,248 shares of Common Stock in the financing. These warrants expired on April 1, 1996. Entities affiliated with Burr, Egan, Deleage & Co. (of which Guy P. Nohra, a director of the Company, is a Vice President) purchased an aggregate of 110,620 shares of Common Stock and warrants to purchase 22,124 shares of Common Stock in the financing. These warrants were exercised prior to April 1, 1996.

    William G. Mavity and Robert A. Stern, officers of the Company, have severance arrangements with the Company pursuant to which they are entitled to the equivalent of one year's and six month's salary, respectively, in the event of termination of employment without cause.

    The Company has entered into a consulting agreement with Mr. Curtis. Such agreement has a one-year term beginning February 1, 1995 (with automatic renewals unless modified or terminated by either party) and provides that Mr. Curtis will provide consulting services on an "as-needed" basis, subject to Mr. Curtis' availability. Mr. Curtis is paid at a rate of $1,250 per day or $156.25 per hour. Such consulting agreement supersedes a previous consulting agreement entered into between the Company and Mr. Curtis pursuant to which the Company made payments amounting to $67,437.50 to Mr. Curtis during the year ended December 31, 1994. The Company made no payments to Mr. Curtis pursuant to such consulting agreement during the year ended December 31, 1995. In connection with his consulting relationship, Mr. Curtis also received nonstatutory stock options to purchase 12,000 and 30,000 shares of the Company's Common Stock at exercise prices of $6.50 and $2.00 per share on January 8, 1993 and August 12, 1993, respectively, which represented the fair market value of the Company's Common Stock on the date of the respective grants. The options become exercisable over a four-year period.

    Certain of the Company's stockholders have rights to require the Company to register shares of the Company's Common Stock from time to time pursuant to the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Capital Stock -- Registration Rights of Certain Holders."

    The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 31, 1996 and as adjusted to reflect the sale by the Company of the shares offered hereby, (i) by each person known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) by each director of the Company who beneficially owns shares of Common Stock, (iii) by the executive officer named in the Summary Compensation Table and (iv) by all directors and executive officers of the Company as a group.



                                                                                 SHARES        PERCENT BENEFICIALLY
                                                                               BENEFICIALLY            OWNED
                                                                                OWNED (1)   ---------------------------
                                                                               -----------     BEFORE         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                             NUMBER       OFFERING    OFFERING (2)
- -----------------------------------------------------------------------------  -----------  ------------  -------------
Entities affiliated with Burr, Egan, Deleage & Co. (3) ......................    2,351,067        12.7%         11.2%
 One Embarcadero Center, Suite 4050
 San Francisco, CA 94111
Entities affiliated with Pathfinder Venture Capital Funds (4) ...............    2,174,705        11.7%         10.4%
 3000 Sand Hill Road
 Building 3, Suite 255
 Menlo Park, CA 94025
Montgomery Medical Ventures II ..............................................    1,303,918         7.0%          6.2%
 600 Montgomery Street
 San Francisco, CA 94111
Perkins Capital Management, Inc. (5) ........................................    1,426,700         7.7%          6.8%
 730 East Lake Street
 Wayzata, MN 55391-1769
William G. Mavity (6) .......................................................      208,388         1.1%          1.0%
 InnerDyne, Inc.
 1244 Reamwood Avenue
 Sunnyvale, CA 94089
Edward W. Benecke (7) .......................................................       10,000       *              *
 MedAlliance
 18 Country Place
 Lebanon, NJ 08833
Robert M. Curtis (8) ........................................................       46,625       *              *
 P.O. Box 1494
 Healdsburg, CA 95448
Eugene J. Fischer (9) .......................................................    2,184,705        11.8%         10.4%
 Pathfinder Ventures
 3000 Sand Hill Road
 Building 3, Suite 255
 Menlo Park, CA 94025
Guy P. Nohra (10) ...........................................................    2,365,067        12.7%         11.3%
 Burr, Egan, Deleage & Co.
 One Embarcadero Center, Suite 4050
 San Francisco, CA 94111
Steven N. Weiss (11) ........................................................    1,303,918         7.0%          6.2%
 Montgomery Medical Ventures
 600 Montgomery Street
 San Francisco, CA 94111

                                                                                    SHARES        PERCENT BENEFICIALLY
                                                                                  BENEFICIALLY           OWNED
                                                                                   OWNED (1)   --------------------------
                                                                                  -----------     BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                                NUMBER       OFFERING      OFFERING
- --------------------------------------------------------------------------------  -----------  ------------  ------------
All directors and executive officers as a group                                     6,118,653        32.4%         28.8%
 (7 persons) (12)...............................................................


- ------------------------
* Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options and warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the person holding such option but are not outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." If the Underwriters' over-allotment option is exercised in full, certain stockholders will sell up to an aggregate of 352,500 shares of Common Stock to the Underwriters. Specifically, entities affiliated with Burr, Egan, Deleage & Co., entities affiliated with Pathfinder Venture Capital Funds and Montgomery Medical Ventures II have indicated an interest in selling the shares subject to the over-allotment option. If the over-allotment option is exercised and if the Company's independent directors determine that all or a portion of the shares subject to the over-allotment option will be sold by Selling Stockholders, such shares will be allocated, on a pro rata basis, among the Selling Stockholders interested, at such time, in selling shares upon exercise of the over-allotment option. If the over-allotment option is exercised in full and each of these entities sells their pro rata share of the 352,500 shares subject to the over-allotment option, (i) entities affiliated with Burr, Egan, Deleage & Co. will sell an aggregate of up to 142,163 shares and will beneficially own 2,208,904 shares, or 10.5% of the Company's outstanding Common Stock, after completion of this Offering, (ii) entities affiliated with Pathfinder Venture Capital Funds will sell an aggregate of up to 131,483 shares and will beneficially own 2,043,222 shares, or 9.7% of the Company's outstanding Common Stock, after completion of this Offering and
     (iii) Montgomery Medical Ventures II will sell an aggregate of up to 78,854 shares and will beneficially own 1,225,064 shares, or 5.8% of the Company's outstanding Common Stock, after completion of this Offering.

 (3) Includes 1,988,337 shares held by ALTA IV Limited Partnership and 362,730 shares held by C.V. Sofinnova Partners Five.

 (4) Includes 798,880 shares held by Pathfinder Venture Capital Fund II, A Limited Partnership ("Pathfinder II"), and 1,375,825 shares held by Pathfinder Venture Capital Fund III, A Limited Partnership ("Pathfinder III"). Excludes 44,248 shares subject to warrants that expired unexercised on April 1, 1996.

 (5) Consists of 429,600 shares with sole voting power and 1,426,700 shares with sole dispositive power. Based solely on information contained in the
     Schedule 13G dated January 31, 1996 filed by the stockholder with the Commission.


 (6) Includes 205,729 shares subject to options exercisable within 60 days of March 31, 1996.



 (7) Includes 10,000 shares subject to options exercisable within 60 days of March 31, 1996.



 (8) Includes 46,625 shares subject to options exercisable within 60 days of March 31, 1996.


 (9) Includes 798,880 shares held by Pathfinder II, of which Mr. Fischer is a general partner, and 1,375,825 shares held by Pathfinder III, of which Mr. Fischer is a general partner. He may be deemed to be a beneficial owner of such shares because of his position as a general partner of such partnerships. Includes 10,000 shares subject to options exercisable within 60 days of March 31, 1996.



(10) Includes 1,988,337 shares held by ALTA IV Limited Partnership and 362,730 shares held by C.V. Sofinnova Partners Five. These funds are affiliated with Burr, Egan, Deleage & Co., of which Mr. Nohra is a Vice President. He disclaims beneficial ownership of such shares. Includes 14,000 shares subject to options exercisable within 60 days of March 31, 1996.


(11) Includes 1,303,918 shares held by Montgomery Medical Ventures II, of which Mr. Weiss is a general partner of the general partner of such entity. He may be deemed to be a beneficial owner of such shares because of his position as a general partner of such partnership.


(12) Includes 286,355 shares subject to options and warrants exercisable within 60 days of March 31, 1996 held by executive officers and directors of the Company.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $0.01 par value, and 1,000,000 shares of Preferred Stock, $0.01 par value.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except that, upon giving the legally required notice, stockholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of InnerDyne, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.


    At March 31, 1996, 18,566,111 shares of Common Stock were outstanding, and options and warrants to purchase an aggregate of 2,061,832 shares of Common Stock were also outstanding.


    The Company has agreed to issue to Cruttenden Roth Incorporated a warrant to purchase up to 235,000 shares of Common Stock in connection with the offering. See "Certain Transactions."

PREFERRED STOCK

    The  Company  is  authorized  to  issue  1,000,000  shares  of  undesignated
Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

    The holders of approximately 5,475,706 shares of Common Stock, and certain of their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between the Company and the holders of securities with registration rights, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of any holder of securities in the Company, such holders are entitled to notice of such registration and are entitled to include shares of their Common Stock in such registration, provided, among other conditions, that the underwriters of any such offering shall have the right to limit the number of such shares included in such registration.

    In addition, the holders, and certain of their transferees, of approximately 5,475,706 of the shares of Common Stock described in the previous paragraph may require the Company at any time prior to the earlier of (i) February 15, 1999 or
(ii) such date as the holder can sell all of his or her shares under Rule 144 under the Securities Act during any 90-day period, on not more than two occasions, to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, holders of Common Stock with registration rights may require the Company to register all or a portion of their shares of Common Stock on Form S-3, subject to certain conditions and limitations.

CERTAIN CHARTER PROVISIONS AND DELAWARE ANTI-TAKOVER STATUTE

    Provisions of the Company's Certificate of Incorporation that allow the Company to issue Preferred Stock without any vote or further action by the stockholders as well as the fact that the Company's Certificate of Incorporation does not permit stockholders to cumulate votes in the election of directors may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Company is subject to the provisions of Section 203 of the Delaware Law ("Section 203") regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of Section 203. The possible issuance of Preferred Stock, the inability of stockholders to cumulate votes in the election of directors and provisions of Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. The possible issuance of Preferred Stock and these provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

LISTING

    The Company's Common Stock is listed on the Nasdaq National Market under the trading symbol "IDYN."

                        SHARES ELIGIBLE FOR FUTURE SALE


    At March 31, 1996, the Company had 18,566,111 outstanding shares of Common Stock. All but 6,000 of such shares (the "Restricted Shares") are freely tradeable without restriction under the Securities Act, except for 5,832,299 shares held by "affiliates" of the Company, as that term is defined in the Securities Act ("Affiliates"), which shares are subject to the resale provisions of Rule 144 promulgated under the Securities Act. The Restricted Shares are subject to the resale provisions of Rule 144, including holding period requirements. Certain directors of the Company and their Affiliates have agreed with the Representative of the Underwriters not to sell, directly or indirectly,
(a) any of the 5,829,690 shares owned by them for a period of 90 days after the date of this Prospectus or (b) any shares in excess of (x) the number of shares that could be sold under Rule 144 less (y) the number of shares, if any, sold by such entities upon exercise of the Underwriters' over-allotment option during the period beginning 91 days and ending 180 days after the date of this Prospectus, in each case without the prior written consent of the Representative of the Underwriters. The officers, other directors and certain key employees of the Company and their Affiliates have agreed with the Representative of the Underwriters not to sell, directly or indirectly, the approximately 91,640 shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters.


    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned "restricted securities," as that term is defined in the Securities Act, for at least two years or who is an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 209,400 shares immediately after this offering) or the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the Company as required by Rule 144 is then available and the seller complies with certain other requirements. A person who is not an Affiliate, has not been an Affiliate within three months prior to sale and has beneficially owned the restricted shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.


    As of March 31, 1996, there were outstanding options to acquire 1,993,784 shares under the Company's 1987 Plan, the InnerDyne Medical, Inc. 1989 Incentive Stock Plan and the 1991 Directors' Stock Option Plan, 1,255,553 of which shares are subject to the lock-up agreements described above.


    The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representative of the Underwriters, subject to certain limited exceptions.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Cruttenden Roth Incorporated is acting as representative (the "Representative"), have agreed to purchase from the Company the following respective number of shares of Common
Stock:

                                                                                              NUMBER OF
UNDERWRITERS                                                                                   SHARES
- -------------------------------------------------------------------------------------------  -----------
Cruttenden Roth Incorporated...............................................................

                                                                                             -----------
    Total..................................................................................    2,350,000
                                                                                             -----------
                                                                                             -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

    The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such price
less a concession not in excess of $       per share. The Underwriters may allow
and such dealers may reallow a concession not in excess of $       per share  to
certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

    The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to an aggregate of 352,500 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, a majority of the Company's directors that are not affiliated with the Selling Stockholders will determine whether such shares will be sold by the Company or by the Selling Stockholders. The number of shares sold by the Company and the Selling Stockholders, in the aggregate, will not exceed 352,500. The Company or the Selling Stockholders, as the case may be, will be obligated, pursuant to the option, to sell such shares to the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company has agreed to pay the Representative a nonaccountable expense allowance equal to two percent of the aggregate Price to Public (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus for expenses in connection with this offering, of which the sum of $30,000 has been paid. The Representative's expenses in excess of such allowance will be borne by the Representative. To the extent that the expenses of the Representative are less than such allowance, the excess may be deemed to be compensation to the Representative.

    The Company has agreed to sell to Cruttenden Roth Incorporated, for $235, a warrant (the "Representative's Warrant") to purchase up to 235,000 shares of Common Stock at an exercise price per share equal to 120% of the public offering price per share set forth on the cover page of this Prospectus. The Representative's Warrant is exercisable for a period of five years beginning one year from the date of this Prospectus and is not transferable for a period of one year from the date of this Prospectus except to officers of Cruttenden Roth Incorporated or any successor to Cruttenden Roth Incorporated. The
Representative's Warrant includes a net exercise provision permitting the holder(s) to pay the exercise price by cancellation of the exercisability of a number of shares with a fair market value equal to the aggregate exercise price of the Representative's Warrant. In addition, the Company has granted certain rights to the holders of the Representative's Warrant to register the Representative's Warrant and the Common Stock underlying the Representative's Warrant under the Securities Act.

    The Company has granted to Cruttenden Roth Incorporated a right of first refusal for a period ending three years from the date of this Prospectus to serve as co-manager with respect to future public or private financings of the Company's securities, whether such securities are offered by the Company or its principal stockholders, with the principal objective of raising capital.

    Certain directors of the Company and their Affiliates have agreed with the Representative of the Underwriters not to sell, directly or indirectly, (a) any of the 5,829,690 shares owned by them for a period of 90 days after the date of this Prospectus or (b) any shares in excess of (x) the number of shares that could be sold under Rule 144 less (y) the number of shares, if any, sold by such entities upon exercise of the Underwriters' over-allotment option during the period beginning 91 days and ending 180 days after the date of this Prospectus, in each case without the prior written consent of the Representative of the Underwriters. The officers, other directors and certain key employees of the Company and their Affiliates have agreed with the Representative of the Underwriters not to sell, directly or indirectly, the approximately 91,640 shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters. The Company has agreed that it will not, without the prior written consent of Cruttenden Roth Incorporated, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock for a period of six months after the date of this Prospectus, except that the Company may issue shares in connection with acquisitions and strategic commercial transactions, grant additional options under its stock option plans, issue shares upon the exercise of outstanding stock options and issue shares pursuant to the Purchase Plan.

    The Representative has advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of five percent of the Common Stock offered hereby.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

                                    EXPERTS

    The audited financial statements and schedule of InnerDyne, Inc. as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 included in this Prospectus and Registration Statement have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein and in the Registration Statement and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act and the Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

                                INNERDYNE, INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
FINANCIAL STATEMENTS, INNERDYNE, INC.

  Report of KPMG Peat Marwick LLP, Independent Auditors....................................................        F-2

  Balance Sheets as of December 31, 1995 and 1994..........................................................        F-3

  Statements of Operations for the three years ended December 31, 1995.....................................        F-4

  Statements of Stockholders' Equity for the three years ended December 31, 1995...........................        F-5

  Statements of Cash Flows for the three years ended December 31, 1995.....................................        F-6

Notes to Financial Statements..............................................................................        F-7

CONDENSED FINANCIAL STATEMENTS, INNERDYNE, INC. (UNAUDITED)

  Condensed Balance Sheets as of March 31, 1996 and December 31, 1995......................................       F-15

  Condensed Statements of Operations for the three month periods ended March 31, 1996 and 1995.............       F-16

  Condensed Statements of Cash Flows for the three month periods ended March 31, 1996 and 1995.............       F-17

  Notes to Condensed Financial Statements..................................................................       F-18

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
InnerDyne, Inc.:

    We have audited the accompanying balance sheets of InnerDyne, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InnerDyne, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Francisco, California
March 15, 1996

                                INNERDYNE, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                                                                        1995            1994
                                                                                   --------------  --------------
Current assets:
  Cash and cash equivalents......................................................  $    1,720,814  $    3,981,060
  Marketable investment securities (note 4)......................................         997,604       1,750,000
  Accounts receivables, less allowance for doubtful accounts of $73,290 in 1995
   and $-0- in 1994..............................................................         735,911         229,603
  Interest and other receivables.................................................         195,646         171,393
  Inventories (note 5)...........................................................         585,123         393,911
  Prepaid expenses...............................................................          78,959         101,305
                                                                                   --------------  --------------
    Total current assets.........................................................       4,314,057       6,627,272
                                                                                   --------------  --------------
Equipment and leasehold improvements:
  Equipment......................................................................       2,473,578       1,998,608
  Leasehold improvements.........................................................         135,333         375,833
                                                                                   --------------  --------------
                                                                                        2,608,911       2,374,441
Less accumulated depreciation and amortization...................................       1,660,616       1,389,533
                                                                                   --------------  --------------
    Net equipment and leasehold improvements.....................................         948,295         984,908
Deposits.........................................................................         107,251         234,418
                                                                                   --------------  --------------
                                                                                   $    5,369,603  $    7,846,598
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 6)................................  $       85,058  $      168,902
  Current installments under capital leases (note 7).............................          29,683          41,294
  Accounts payable...............................................................         206,320         387,530
  Accrued expenses...............................................................         852,035         891,814
                                                                                   --------------  --------------
    Total current liabilities....................................................       1,173,096       1,489,540
Long-term debt, excluding current installments (note 6)..........................         186,689          30,035
Obligations under capital leases, excluding current installments (note 7)........        --                35,264
Commitments (note 7)
Stockholders' equity (note 8):
  Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued
   and outstanding in 1995 and 1994..............................................        --              --
  Common stock, $.01 par value. Authorized 40,000,000 shares; issued and
   outstanding 18,315,501 shares in 1995 and 16,616,302 shares in 1994...........         183,155         166,163
  Additional paid-in capital.....................................................      50,442,159      47,113,977
  Accumulated deficit............................................................     (46,615,496)    (40,988,381)
                                                                                   --------------  --------------
    Net stockholders' equity.....................................................       4,009,818       6,291,759
                                                                                   --------------  --------------
                                                                                   $    5,369,603  $    7,846,598
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                See accompanying notes to financial statements.

                                INNERDYNE, INC.
                            STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                        1995            1994            1993
                                                                   --------------  --------------  --------------
Product sales....................................................  $    4,729,651  $      275,517  $     --
Licensing, contract and grant revenue (note 10)..................         545,409         603,392          42,821
                                                                   --------------  --------------  --------------
    Revenue......................................................       5,275,060         878,909          42,821
Costs and expenses:
  Cost of product sales..........................................       3,148,915       1,939,974         489,692
  Research, development, regulatory and clinical.................       2,299,311       3,951,536       5,793,455
  Sales and marketing............................................       3,895,338       2,063,123       1,107,334
  General and administrative.....................................       1,779,227       2,984,926       3,417,374
                                                                   --------------  --------------  --------------
    Total costs and expenses.....................................      11,122,791      10,939,559      10,807,855
                                                                   --------------  --------------  --------------
    Operating loss...............................................      (5,847,731)    (10,060,650)    (10,765,034)
Other income (expense):
  Interest income................................................         250,594         459,830         605,343
  Interest expense...............................................         (28,908)        (63,511)       (147,610)
  Loss on asset disposal.........................................          (1,070)       (239,811)        (51,932)
                                                                   --------------  --------------  --------------
    Total other income...........................................         220,616         156,508         405,801
                                                                   --------------  --------------  --------------
    Net loss.....................................................  $   (5,627,115) $   (9,904,142) $  (10,359,233)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Net loss per share...............................................  $         (.32) $         (.61) $         (.69)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Weighted average shares outstanding..............................      17,561,480      16,196,903      15,102,710
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                See accompanying notes to financial statements.

                                INNERDYNE, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                         NOTES
                                                           ADDITIONAL                 RECEIVABLE       NET
                                                 COMMON      PAID-IN    ACCUMULATED      FROM      STOCKHOLDERS'
                                                  STOCK      CAPITAL      DEFICIT     STOCKHOLDERS    EQUITY
                                                ---------  -----------  ------------  -----------  ------------
Balances at December 31, 1992.................  $ 145,436  $44,498,354  $(20,725,006)  $ (16,250)  $ 23,902,534
  Issuance of shares upon exercise of stock
   options, under employee stock purchase
   plan, and for services rendered............      2,202      185,022       --           --            187,224
  Issuance of shares for conversation of notes
   and accrued interest.......................      9,728    1,926,570       --           --          1,936,298
  Net loss....................................     --          --        (10,359,233)     --        (10,359,233)
                                                ---------  -----------  ------------  -----------  ------------
Balances at December 31, 1993.................    157,366   46,609,946   (31,084,239)    (16,250)    15,666,823
  Issuance of shares upon exercise of stock
   options and under employee stock purchase
   plan.......................................      6,641      133,321       --           --            139,962
  Issuance of shares for services.............        572      113,866       --           --            114,438
  Issuance of shares for conversion of notes
   and accrued interest.......................      1,103      228,869       --           --            229,972
  Issuance of shares upon exercise of warrants
   for cash and on a net exercise basis.......        481       27,975       --           --             28,456
  Repayment of notes receivable from
   stockholders...............................     --          --            --           16,250         16,250
  Net loss....................................     --          --         (9,904,142)     --         (9,904,142)
                                                ---------  -----------  ------------  -----------  ------------
Balances at December 31, 1994.................    166,163   47,113,977   (40,988,381)     --          6,291,759
  Issuance of shares upon exercise of stock
   options and under employee stock purchase
   plan.......................................      2,632      155,475       --           --            158,107
  Issuance of shares for private placement
   (note 8)...................................     14,360    3,230,998       --           --          3,245,358
  Private placement expenses (note 8).........     --          (58,291)      --           --            (58,291)
  Net loss....................................     --          --         (5,627,115)     --         (5,627,115)
                                                ---------  -----------  ------------  -----------  ------------
Balances at December 31, 1995.................  $ 183,155  $50,442,159  $(46,615,496)  $  --       $  4,009,818
                                                ---------  -----------  ------------  -----------  ------------
                                                ---------  -----------  ------------  -----------  ------------

                See accompanying notes to financial statements.

                                INNERDYNE, INC.
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                             1995         1994          1993
                                                                          -----------  -----------  ------------
Cash flows from operating activities:
  Net loss..............................................................  $(5,627,115) $(9,904,142) $(10,359,233)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization of equipment and leasehold
     improvements.......................................................      578,201      674,668       553,576
    Amortization of intangible assets...................................      --            77,808        47,405
    Amortization of discount on marketable investment securities........      (51,540)     --            --
    Provision for allowance on doubtful accounts........................       73,290      --            --
    Provision for obsolete inventory....................................       43,881      --            --
    Loss on asset disposal..............................................        1,070      239,811        51,932
    Expense for stock options and shares granted for services...........      --           114,438        51,750
    Interest accrued on convertible note payable........................      --             9,972        61,235
    Decrease (increase) in accounts receivable, interest, and other
     receivables........................................................     (603,851)    (325,246)      314,079
    Decrease (increase) in inventories..................................     (235,093)    (254,334)       77,834
    Decrease (increase) in prepaid expenses and deposits................      149,513     (115,079)     (134,839)
    Increase (decrease) in accounts payable.............................     (181,210)     118,459       224,401
    Increase (decrease) in accrued expenses.............................      (39,779)    (214,698)       76,499
                                                                          -----------  -----------  ------------
      Net cash used in operating activities.............................   (5,892,633)  (9,578,343)   (9,035,361)
                                                                          -----------  -----------  ------------
Cash flows from investing activities:
  Purchase of marketable investment securities..........................   (1,935,064)  (2,788,934)     (539,784)
  Maturity of marketable investment securities..........................    2,739,000    3,578,718     4,204,480
  Proceeds from notes receivable from stockholders......................      --            16,250       --
  Capital expenditures..................................................     (542,658)    (652,430)     (356,353)
  Proceeds from disposal of equipment and leasehold improvements........      --             1,321       --
                                                                          -----------  -----------  ------------
      Net cash provided by investing activities.........................      261,278      154,925     3,308,343
                                                                          -----------  -----------  ------------
Cash flows from financing activities:
  Proceeds from issuance of convertible notes payable...................      --           220,000     1,875,063
  Proceeds from issuance of long-term debt..............................      241,712      --             47,327
  Proceeds from issuance of common stock, net...........................    3,345,174      168,418       135,474
  Principal payments under capital leases...............................      (46,875)     (54,760)      (43,372)
  Principal payments on long-term debt..................................     (168,902)    (176,917)     (194,075)
                                                                          -----------  -----------  ------------
      Net cash provided by financing activities.........................    3,371,109      156,741     1,820,417
                                                                          -----------  -----------  ------------
Net decrease in cash and cash equivalents...............................   (2,260,246)  (9,266,677)   (3,906,601)
Cash and cash equivalents at beginning of year..........................    3,981,060   13,247,737    17,154,338
                                                                          -----------  -----------  ------------
Cash and cash equivalents at end of year................................  $ 1,720,814  $ 3,981,060  $ 13,247,737
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------
Supplemental Disclosure of Cash Flow Information
Cash paid for interest..................................................  $    28,908  $    52,060  $     85,447
Supplemental Schedule of Noncash Investing and Financing Activities
  Capital lease obligations incurred for purchase of property and
   equipment............................................................  $   --       $   --       $     64,580
  Issuance of common stock in exchange for convertible promissory notes
   and/or accrued interest..............................................  $   --       $   229,972  $  1,936,298

                See accompanying notes to financial statements.

                                INNERDYNE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1) DESCRIPTION OF THE COMPANY
    InnerDyne, Inc. (the Company) is engaged primarily in the development and commercialization of access products used to perform minimally invasive surgery
(MIS) procedures. The Company markets its MIS access products domestically through a network of direct and independent representatives, mainly to general surgeons and gynecologists, who represent the primary medical disciplines performing MIS procedures in the U.S. Internationally, the Company markets its MIS products through independent distributors for resale to foreign health care institutions. The Company intends to continue developing its radial dilation, thermal ablation and biocompatible coatings technologies, internally or through strategic alliances.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  CASH EQUIVALENTS

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of money market funds and commercial paper of $1,137,013, $3,851,990, and $13,076,518 at December 31, 1995, 1994, and 1993,
    respectively.

    (b)  INVENTORIES

        Raw materials and supplies inventories are stated at the lower of cost or market. Finished goods are stated on the basis of accumulated manufacturing costs, but not in excess of market (net realizable value). Cost is determined using the first-in, first-out (FIFO) method.

    (c)  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

        Equipment and leasehold improvements are stated at cost. Depreciation and amortization of equipment and leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 8 years.

    (d)  INTANGIBLE ASSETS

        Patent   costs  related  to  products  and  technologies  still  in  the development stage are expensed as incurred.

    (e)  REVENUE RECOGNITION

        Revenues are recognized upon shipment of products.

    (f)  RESEARCH AND DEVELOPMENT COSTS

        Research and development costs are expensed as incurred.

    (g)  NET LOSS PER SHARE

        The Company's loss per share is based on the weighted average number of common shares outstanding during the periods. Common stock equivalents (stock options and warrants) have not been included in the computation as they would not have a dilutive effect.

    (h)  INCOME TAXES

        The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (i)  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (j)  RECLASSIFICATION

        Certain amounts in 1994 and 1993 have been reclassified to conform with the 1995 presentation.

    (k)  FAIR VALUE DISCLOSURE

        At December 31, 1995 and 1994, the book value of the Company's financial instruments approximates fair value.

(3) MERGER
    On April 28, 1994, InnerDyne, Inc. (formerly CardioPulmonics, Inc.) completed a merger, whereby it issued 7,465,237 shares of its common stock in exchange for all of the outstanding common and preferred stock, warrants and retirement of certain notes payable from stockholders of InnerDyne Medical, Inc., a privately held California corporation that was founded to develop and manufacture proprietary medical devices used in minimally invasive surgical procedures. In addition, CardioPulmonics, Inc. assumed outstanding options to purchase shares of common stock of InnerDyne Medical, Inc. Subsequent to the merger, CardioPulmonics, Inc. changed its name to InnerDyne, Inc. The merger has been accounted for as a pooling-of-interests combination and, accordingly, the Company's financial statements have been restated for all periods prior to the merger to include the results of operations, financial positions and cash flows of InnerDyne Medical, Inc.

    Net revenue and net loss for the individual entities prior to the merger are as follows:

                                                              CARDIO-
                                                            PULMONICS,      INNERDYNE
                                                               INC.       MEDICAL, INC.     COMBINED
                                                           -------------  -------------  --------------
Three months ended March 31, 1994:
  Net revenue............................................  $    --        $      28,957  $       28,957
  Net loss...............................................      1,271,409      1,350,271       2,621,680
Year ended December 31, 1993:
  Net revenue............................................  $      26,600  $      16,221  $       42,821
  Net loss...............................................      6,471,279      3,887,954      10,359,233

    Merger expenses totaling $687,807  and $150,000 related  to the merger  with
InnerDyne   Medical,  Inc.  were  charged  to  expense  during  1994  and  1993, respectively.

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) MARKETABLE INVESTMENT SECURITIES
    Marketable debt and equity securities are grouped into one of three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are those securities that the Company has the ability and the intent to hold until maturity. Trading securities are bought and held principally for the purposes of selling them in the near term. All other securities not included in held-to-maturity or trading are classified as available-for-sale. At December 31, 1995 and 1994, all the Company's marketable investment securities are classified as held-to-maturity.

    Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

    The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for securities by major security type at December 31, 1995 and 1994, were as follows:

                                                                                  GROSS
                                                                    GROSS      UNREALIZED
                                                    AMORTI-      UNREALIZED      HOLDING
                                                   ZED COST     HOLDING GAINS    LOSSES      FAIR VALUE
                                                 -------------  -------------  -----------  -------------
At December 31, 1995:
  Corporate commercial paper
   (due within one year).......................  $     997,604  $    --         $     104   $     997,500
                                                 -------------  -------------  -----------  -------------
                                                 $     997,604  $    --         $     104   $     997,500
                                                 -------------  -------------  -----------  -------------
                                                 -------------  -------------  -----------  -------------
At December 31, 1994:
  U.S. government obligations..................  $    --        $    --         $  --       $    --
  Corporate bonds..............................      1,750,000       --            11,684       1,738,316
                                                 -------------  -------------  -----------  -------------
                                                 $   1,750,000  $    --         $  11,684   $   1,738,316
                                                 -------------  -------------  -----------  -------------
                                                 -------------  -------------  -----------  -------------

    There were no realized gains or losses on marketable investment securities for the years ending December 31, 1995, 1994 and 1993.

(5) INVENTORIES
    Inventories consist of the following:

                                                                                   1995         1994
                                                                                -----------  -----------
Raw materials and supplies....................................................  $   445,936  $   344,289
Finished goods................................................................      198,647       65,201
Reserve for obsolescence......................................................      (59,460)     (15,579)
                                                                                -----------  -----------
                                                                                $   585,123  $   393,911
                                                                                -----------  -----------
                                                                                -----------  -----------

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                   1995         1994
                                                                                -----------  -----------
11.5%-16.6% installment financing agreements secured by equipment, payable in
 monthly installments of $13,181 including interest through 1996..............  $    30,035  $   198,937
Prime plus 1.75% (10.25% at December 31, 1995) loan payable to bank, secured by equipment, payable in monthly installments of $6,931 including interest
 through 1999.................................................................      241,712      --
                                                                                -----------  -----------
  Total long-term debt........................................................      271,747      198,937
Less current installments.....................................................       85,058      168,902
                                                                                -----------  -----------
  Long-term debt, excluding current installments..............................  $   186,689  $    30,035
                                                                                -----------  -----------
                                                                                -----------  -----------

    The maturities of long-term debt for the years ended December 31, are as follows: 1996, $85,058, 1997, $66,355, 1998, $73,667, and 1999, $46,667.

    In February 1996, the Company renewed its credit facility with Silicon Valley Bank. Subject to certain covenants and conditions, the Company may borrow up to $2,000,000 on a revolving credit basis at prime plus 1 1/4 percent based on eligible receivables and $750,000 as a 42-month term loan at prime plus 1 3/4 percent based on eligible equipment purchases. As of December 31, 1995, the Company had not drawn on the revolving line of credit and had drawn $241,712 on the term loan as indicated above.

(7) LEASES
    The Company leases certain of its furniture, machinery and equipment under long-term capital leases. Obligations under capital leases represent the present value of future noncancelable rental payments under various lease agreements. Capitalized costs of $213,713 and accumulated amortization of $191,150 are included in property and equipment at December 31, 1995 ($213,713 and $151,299, respectively, in 1994). Amortization of assets held under capital leases is included with depreciation expense.

    The Company also has several noncancelable operating leases, primarily for its facilities, that expire over the next four years. It is generally expected that, in the normal course of business, operating leases that expire will be renewed or replaced by other leases with similar terms. Rental expense for all operating leases was $347,294 in 1995, $263,070 in 1994 and $193,426 in 1993.

    Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1995 are:

                                                                                CAPITAL     OPERATING
                                                                                LEASES       LEASES
                                                                               ---------  -------------
Year ending December 31:
  1996.......................................................................  $  31,445  $     346,160
  1997.......................................................................     --            320,458
  1998.......................................................................     --            286,240
  1999.......................................................................     --             70,560
                                                                               ---------  -------------
    Total minimum lease payments.............................................     31,445  $   1,023,418
                                                                                          -------------
                                                                                          -------------
Less amount representing interest............................................      1,762
                                                                               ---------
    Present value of net minimum lease payments..............................  $  29,683
                                                                               ---------
                                                                               ---------

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(8) CAPITAL STOCK
    The Company completed a private placement of securities on June 2, 1995 wherein it sold 1,435,999 shares of common stock and 287,200 warrants to purchase common stock for cash proceeds of $3,245,358. The Company has reserved 287,200 shares of its common stock for exercise of the warrants. The warrants (as amended) are exercisable at an exercise price of $2.90 per share and expire on April 1, 1996.

    The Company has a 1987 Stock Option Plan (the "1987 Plan") and a 1989 Incentive Stock Plan (the "1989 Plan") under which 2,650,000 and 1,453,536 shares have been reserved for issuance, respectively. The exercise price of all granted options under the 1987 Plan and the 1989 Plan must be at least equal to fair market value on the date of grant. The number of shares, option price and dates the options become exercisable and expire are determined by the Board of Directors on an option-by-option basis. As of December 31, 1995, 707,751 shares remained available for future grant under the 1987 Plan and no shares were available for future grant under the 1989 Plan.

    The Company's Board of Directors and stockholders have adopted the 1991 Directors' Stock Option Plan (the "Directors Plan") for non-employee directors under which a total of 300,000 shares of common stock are reserved for issuance. Directors are granted options annually to acquire 10,000 shares which become exercisable on the first anniversary of the date of grant. The exercise price of options granted is the fair market value on the date of grant. As of December 31, 1995, 232,000 shares remain available for future grant.

    A summary of activity under the 1987 Plan, the 1989 Plan and the Directors Plan follows:

                                                          YEARS ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------
                                         1995                       1994                       1993
                               -------------------------  -------------------------  -------------------------
                                NUMBER OF     EXERCISE     NUMBER OF     EXERCISE     NUMBER OF     EXERCISE
                                 SHARES        PRICE        SHARES        PRICE        SHARES        PRICE
                               -----------  ------------  -----------  ------------  -----------  ------------
Options outstanding at
 beginning of year...........    1,815,898  $   .09-6.50    1,941,660  $   .04-9.25    1,526,731  $   .02-9.25
Options granted..............      455,439     2.50-4.50      894,009      .15-4.00    1,061,621      .15-6.50
                               -----------                -----------                -----------
                                 2,271,337                  2,835,669                  2,588,352
                               -----------                -----------                -----------
Options exercised............      214,093      .13-1.88      657,559      .04-1.88      214,673       .13-.62
Options canceled.............      318,199      .13-4.50      362,212      .13-9.25      432,019      .02-6.50
                               -----------                -----------                -----------
                                   532,292                  1,019,771                    646,692
                               -----------                -----------                -----------
Options outstanding at end of
 year........................    1,739,045  $   .09-6.50    1,815,898  $   .09-6.50    1,941,660  $   .04-9.25
                               -----------                -----------                -----------
                               -----------                -----------                -----------

    At December 31, 1995, outstanding options for 582,632 shares of common stock are exercisable. The Company charged to compensation expense $51,750 in 1993 related to issuance of stock options in 1991.

    The Board of Directors adopted the Company's 1996 Stock Option Plan ("1996 Plan") in March of 1996 and plans to submit the 1996 Plan to the stockholders for approval in May 1996. A total of 1,000,000 shares of common stock have been reserved for issuance under the 1996 Plan. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan must be at least equal to the fair market value of the common stock on the date of grant for grants made to certain of the Company's executive officers and at least

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(8) CAPITAL STOCK (CONTINUED)
85% of the fair market value of the common stock on the date of grant for all other persons. The optionees, number of shares subject to each option, exercise price and expiration are determined by the Board of Directors.

    The Company has an employee stock purchase plan, under which 300,000 shares of common stock are reserved, whereby qualified employees are allowed to purchase limited amounts of the Company's common stock at the lesser of 85 percent of the market value of the stock at the beginning or end of the offering period. As of December 31, 1995, 61,667 shares had been issued under the employee stock purchase plan and 238,333 shares were available for future issuance.

(9) INCOME TAXES
    The Company has reported no income tax expense or benefit for the years ended December 31, 1995, 1994, and 1993, due to net operating losses. The difference between the expected tax benefit and actual tax benefit is primarily attributable to the effect of these net operating losses being offset by an increase in the Company's valuation allowance.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994, are presented below:

                                                                              1995            1994
                                                                         --------------  --------------
Deferred tax assets:
  Allowance for doubtful accounts......................................  $       27,337  $     --
  Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986, and reserves for
   obsolescence........................................................         134,078         109,120
  Equipment, principally due to differences in depreciation............         132,046          68,451
  Accrued expenses.....................................................         106,955         147,305
  Startup and package design costs.....................................           5,830         100,261
  Research and development credit carryforwards........................         338,723         338,000
  Net operating loss carryforwards.....................................      13,425,908      11,040,000
  Other................................................................          21,342         213,916
                                                                         --------------  --------------
    Total gross deferred tax assets....................................      14,192,219      12,017,053
    Less valuation allowance...........................................      14,192,219      12,017,053
                                                                         --------------  --------------
Net deferred tax assets................................................  $     --        $     --
                                                                         --------------  --------------
                                                                         --------------  --------------

    The valuation allowance for deferred tax assets as of January 1, 1994 was $12,865,118. The net change in the valuation allowance for the years ended
December 31, 1995 and 1994, is an increase (decrease) of $2,175,166 and ($848,065), respectively. The increase in the valuation allowance in 1995 is primarily attributable to the increase in the net operating loss carryforwards and credits incurred in 1995.

    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995, will be allocated as an income tax benefit to be reported in the statement of operations.

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(9) INCOME TAXES (CONTINUED)
    At December 31, 1995, the Company has net operating loss and research activities credit carryforwards to offset future income for federal income tax purposes approximately as follows:

                                                               NET OPERATING
                                                             LOSS CARRYFORWARD     RESEARCH
                                                                FOR REGULAR       ACTIVITIES
                                                                INCOME TAX          CREDIT
EXPIRING                                                         PURPOSES        CARRYFORWARD
- -----------------------------------------------------------  -----------------  --------------
2001.......................................................   $        56,000    $    --
2002.......................................................           170,000         --
2003.......................................................           797,000         --
2004.......................................................         1,879,000         182,000
2005.......................................................         3,675,000         267,000
2006.......................................................         6,139,000         354,000
2007.......................................................        11,309,000         294,000
2008.......................................................         8,185,000          33,000
2009.......................................................         7,885,000         127,000
2010.......................................................         5,955,000          77,000
Estimated NOLs and credits which will expire unutilized due
 to the change in ownership described below................       (10,000,000)       (995,000)
                                                             -----------------  --------------
                                                              $    36,050,000    $    339,000
                                                             -----------------  --------------
                                                             -----------------  --------------

    As a result of the merger discussed in note 3, the Company has undergone greater than 50 percent changes of ownership under the rules of the Tax Reform Act of 1986. Consequently, certain of the Company's net operating loss carryforwards and research credit carryforwards will expire unutilized. Such estimated amounts have been disclosed in the table above. The maximum amount of the remaining net operating loss carryforwards available to offset future income in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Net operating losses of approximately $12,000,000 incurred after the merger are not subject to the change in ownership limitation.

(10) COLLABORATIVE AND LICENSING AGREEMENTS
    During  1995,  the  Company  had  collaborative  development  and  licensing agreements with SENKO Medical Instrument Manufacturing Co., Ltd. (SENKO) and with CooperSurgical, Inc., (CooperSurgical) a subsidiary of The Cooper Companies, Inc.

    (a)  SENKO

        Effective April 5, 1994, the Company entered into a license agreement covering its proprietary coating technology. Under the terms of the agreement, the Company licensed its siloxane coating of microporous hollow fibers to SENKO, in exchange for an initial payment and continuing royalties. The Company assisted in the construction and startup of the coating system in SENKO's manufacturing facility in Japan. The fibers coated by means of this process will be used in SENKO's membrane oxygenator line. The agreement covers a period of up to ten years. Revenue totaling $156,693 was recognized in 1995, $225,700 in 1994 and $0 in 1993.

    (b)  COOPERSURGICAL

        Effective August 25, 1994, the Company entered into an agreement covering the development and future commercialization of the Company's proprietary thermal ablation technology for gynecological applications, such as the control of excessive uterine bleeding. Under the terms of the agreement, CooperSurgical funded the continuing development and clinical trials of the

                                INNERDYNE, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(10) COLLABORATIVE AND LICENSING AGREEMENTS (CONTINUED)
    proprietary technology and application system. In May 1995, CooperSurgical discontinued funding and thus forfeited its future commercialization option related to this technology. Revenues related to this agreement and development effort totaling $258,683 were recognized in 1995, $335,983 in 1994 and $0 in 1993.

    As a part of earlier development programs focused upon a lung assist device, the Company also developed advanced proprietary technologies related to blood gas exchange and blood pumping. These technologies had been licensed to an entity, formed by former employees of the Company, Oxygenator Technology Development, Inc. (OTD), which intended to pursue research in these areas. The Company had a 45 percent interest in OTD and has regained all rights to these technologies due to a failure by OTD to meet certain minimum milestones incorporated within the agreement between the parties. The financial impact of OTD is insignificant and accordingly disclosure of summarized financial information is not included.

(11) 401(k) Plan
    The Board of Directors has adopted  a defined contribution plan (the  401(k)
Plan) intended to qualify under Section 401(k) of the internal revenue code. All employees who are at least 21 years of age and have completed at least three months of service with the Company are eligible to participate. Eligible employees may elect to contribute to the plan an amount up to the statutorily prescribed annual limit ($9,240 in 1995). The 401(k) Plan permits, but does not require, additional matching and discretionary contributions to the 401(k) Plan by the Company. To date the Company has made no contributions to the 401(k) Plan.

(12) ACCOUNTING STANDARDS ISSUED NOT YET ADOPTED
    In October of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FASB 123). The Company is required to adopt the provisions of this statement for years beginning after December 15, 1995. This statement encourages all entities to adopt a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic-value method of accounting prescribed by APB opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in this statement had been applied. It is currently anticipated that the Company will continue to measure compensation costs in accordance with APB 25 and provide the disclosures required by FASB 123.

                                INNERDYNE, INC.
                            CONDENSED BALANCE SHEETS
                                     ASSETS



                                                                                 MARCH 31, 1996    DECEMBER 31,
                                                                                 ---------------       1995
                                                                                   (UNAUDITED)    ---------------
                                                                                                    (*SEE NOTE)
Current assets:
  Cash and cash equivalents....................................................  $     1,820,049  $     1,720,814
  Marketable investment securities.............................................               --          997,604
  Accounts receivable..........................................................          891,635          735,911
  Interest and other receivables...............................................           40,893          195,646
  Inventory....................................................................          714,064          585,123
  Prepaid expenses and other...................................................          245,024           78,959
                                                                                 ---------------  ---------------
    Total current assets.......................................................        3,711,665        4,314,057
Equipment and leasehold improvements, net......................................          905,450          948,295
Other assets...................................................................          107,986          107,251
                                                                                 ---------------  ---------------
                                                                                 $     4,725,101  $     5,369,603
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt.......................................  $       102,286  $        85,058
  Current obligations under capital leases.....................................           18,040           29,683
  Notes payable................................................................           71,007               --
  Accounts payable.............................................................          311,917          206,320
  Accrued liabilities..........................................................          896,911          852,035
                                                                                 ---------------  ---------------
    Total current liabilities..................................................        1,400,161        1,173,096
Long-term debt, excluding current installments.................................          230,249          186,689
Obligations under capital leases, excluding current installments...............               --               --
Stockholders' equity
  Common stock.................................................................          185,661          183,155
  Additional paid-in-capital...................................................       51,108,768       50,442,159
  Accumulated deficit..........................................................      (48,199,738)     (46,615,496)
                                                                                 ---------------  ---------------
    Net stockholders' equity...................................................        3,094,691        4,009,818
                                                                                 ---------------  ---------------
                                                                                 $     4,725,101  $     5,369,603
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------


- ------------------------

*Condensed from audited financial statements.



            See accompanying notes to condensed financial statements

                                INNERDYNE, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                                                     THREE-MONTH PERIODS ENDED
                                                                                   ------------------------------
                                                                                   MARCH 31, 1996  MARCH 31, 1995
                                                                                   --------------  --------------
Product, contract and licensing revenue..........................................  $    1,582,400  $    1,235,136
  Cost of product sales..........................................................         896,305         680,488
  Research, development, regulatory and clinical.................................         579,611         582,101
  Sales and marketing............................................................       1,182,453         993,519
  General and administrative.....................................................         525,336         517,766
                                                                                   --------------  --------------
    Total costs and expenses.....................................................       3,183,705       2,773,874
                                                                                   --------------  --------------
    Operating loss...............................................................      (1,601,305)     (1,538,738)
Interest/other income, net.......................................................          17,063          69,860
                                                                                   --------------  --------------
    Net loss.....................................................................  $   (1,584,242) $   (1,468,878)
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Net loss per share...............................................................  $        (0.09) $        (0.09)
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Weighted average shares outstanding..............................................      18,336,852      16,632,708
                                                                                   --------------  --------------
                                                                                   --------------  --------------



            See accompanying notes to condensed financial statements

                                INNERDYNE, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                                      THREE-MONTH PERIODS ENDED
                                                                                    ------------------------------
                                                                                    MARCH 31, 1996  MARCH 31, 1995
                                                                                    --------------  --------------
Cash flows from operating activities:
  Net loss........................................................................  $   (1,584,242) $   (1,468,878)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization of equipment and leasehold improvements.........         131,999         166,070
    Amortization of intangible assets.............................................              --              --
    Decrease (increase) in receivables............................................            (971)       (458,057)
    Decrease (increase) in inventories............................................        (128,941)       (199,893)
    Decrease (increase) in prepaid expenses, and other assets.....................        (166,800)       (212,812)
    Increase (decrease) in accounts payable.......................................         105,597         (63,360)
    Increase (decrease) in accrued expenses.......................................          44,876          80,633
                                                                                    --------------  --------------
      Net cash used in operating activities.......................................      (1,598,482)     (2,156,297)
                                                                                    --------------  --------------
Cash flows from investing activities:
  Maturity of (investment in) cash investments....................................         997,604       1,250,000
  Capital expenditures............................................................         (89,153)       (120,936)
                                                                                    --------------  --------------
      Net cash provided by (used in) investing activities.........................         908,451       1,129,064
                                                                                    --------------  --------------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net.....................................         669,115           9,553
  Proceeds from issuance of long-term debt........................................          85,533              --
  Proceeds from short-term borrowings.............................................          89,603         108,680
  Principal payments on long-term debt............................................         (24,745)        (35,571)
  Principal payments under capital leases.........................................         (11,643)        (13,063)
  Principal payments on short-term debt...........................................         (18,597)        (10,660)
                                                                                    --------------  --------------
      Net cash provided by financing activities...................................         789,266          58,939
                                                                                    --------------  --------------
Net increase (decrease) in cash and cash equivalents..............................          99,235        (968,294)
Cash and cash equivalents at beginning of period..................................       1,720,814       3,981,060
                                                                                    --------------  --------------
Cash and cash equivalents at end of period........................................  $    1,820,049  $    3,012,766
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Supplemental disclosure of cash flow information:
  Cash paid for interest..........................................................  $        8,744  $        5,839



            See accompanying notes to condensed financial statements

                                INNERDYNE, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    The accompanying interim condensed financial statements and notes are unaudited, but in the opinion of management reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for the respective full year. These condensed financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the three month period ended March 31, 1996 should be read in conjunction with the audited financial statements and notes thereto and MD&A included elsewhere in this Prospectus.



(2) INVENTORIES


    Inventories consist of the following:



                                                                     MARCH 31,   DECEMBER 31,
                                                                       1996          1995
                                                                    -----------  ------------
Raw materials and supplies........................................  $   527,863   $  404,800
Finished goods....................................................      186,201      180,323
                                                                    -----------  ------------
                                                                    $   714,064   $  585,123

A picture of four of InnerDyne's STEP products.


InnerDyne's broad STEP product line utilizes its proprietary radial dilation technology.


A pictorial depiction of InnerDyne's Radially Expanding Dilator, which has accessed an organ within the abdominal cavity.


InnerDyne's Radially Expanding Dilator is designed to enable access to organs deep within the abdominal cavity.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
Prospectus Summary............................           3
Risk Factors..................................           5
The Company...................................          14
Use of Proceeds...............................          14
Price Range of Common Stock...................          15
Dividend Policy...............................          15
Capitalization................................          16
Dilution......................................          17
Selected Financial Data.......................          18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...................................          19
Business......................................          23
Management....................................          41
Certain Transactions..........................          48
Principal and Selling Stockholders............          49
Description of Capital Stock..................          52
Shares Eligible for Future Sale...............          53
Underwriting..................................          55
Legal Matters.................................          56
Experts.......................................          56
Additional Information........................          57
Index to Financial Statements.................         F-1


                            ------------------------

                                2,350,000 SHARES

                                     [LOGO]
                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                           , 1996

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.


                                                                                     AMOUNT
                                                                                   TO BE PAID
                                                                                   -----------
Registration Fee.................................................................  $     3,293
NASD Filing Fee..................................................................        1,455
Nasdaq Listing Fee...............................................................       17,500
Printing.........................................................................      100,000
Legal Fees and Expenses..........................................................      150,000
Accounting Fees and Expenses.....................................................       75,000
Blue Sky Fees and Expenses.......................................................       10,000
Transfer Agent and Registrar Fees................................................        5,000
Representative's nonaccountable expense allowance................................      182,125
Miscellaneous....................................................................       30,627
                                                                                   -----------
    Total........................................................................  $   575,000
                                                                                   -----------
                                                                                   -----------


ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article Tenth of the Registrant's Amended and Restated
Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.6 hereto) with its officers and directors. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    (a) Since January 1, 1993, the Registrant issued and sold (without payment of any selling commission to any person) the following unregistered securities:

        (1) In June 1995, the Registrant issued 1,435,999 shares of its Common Stock and warrants to purchase 287,200 shares of its Common Stock to 24 purchasers for aggregate gross proceeds of $3,245,358.

        (2) In January 1996, the Registrant issued 6,000 shares of its Common Stock to a single entity in connection with a license agreement with such entity. The Registrant did not receive any cash proceeds from such issuance.

        (3) In March and April of 1996, holders of warrants to purchase an aggregate of 242,952 shares of Common Stock exercised such warrants, resulting in total proceeds to the Registrant of $704,568.


        (4) In May 1996, the Registrant issued 166,667 shares of its Common Stock to a single entity in connection with a license agreement with such entity, for an aggregate purchase price of $500,001

    (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

    The issuances of the securities set forth in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a) Exhibits

  1.1+            Form of Underwriting Agreement.
  3.1 (7)         Restated Certificate of Incorporation of Registrant.
  3.2 (2)         Bylaws of Registrant.
  5.1+            Opinion of Venture Law Group.
 10.1 *(4)        1987 Stock Option Plan, as amended.
 10.2 *(8)        1991 Directors' Stock Option Plan, as amended.
 10.3 *(8)        1991 Employee Stock Purchase Plan, as amended.
 10.4 (1)         Purchase Agreement (Series C) dated as of June 26, 1990, as amended.
 10.6 (1)         Form of Indemnification Agreement between the Registrant and its officers and directors.
 10.7 *(1)        Defined Contribution "401(k)" Plan as amended January 1, 1990.
 10.8 (1)         Equipment Financing Agreement dated as of June 1, 1990 between Lease Management Services,
                   Inc. and the Registrant.
 10.9 (2)         Lease dated June 1989 between the Registrant and William J. Lowenberg.
 10.12*(2)        Form of Nondisclosure and Consulting Agreement with Herbert G. Taus.
 10.13*(3)        Letter Agreement with William G. Mavity.
 10.14*(4)        Consulting Agreement with Robert M. Curtis dated January 12, 1994.
 10.16(5)         Lease Extension with BSL Associates.
 10.17(5)         Lease Agreements with QAD Associates.
 10.18(5)(10)     Licensing Agreement with SENKO Medical Instrument Mfg. Co., Ltd.
 10.19*(5)        InnerDyne Medical, Inc. 1989 Incentive Stock Plan.
 10.20*(5)        Interventional Thermodynamics Inc. 401(k) Plan.
 10.22(6)(10)     License and Development Agreement dated as of August 25, 1994 by and among InnerDyne,
                   Inc., InnerDyne Medical, Inc. and CooperSurgical, Inc.
 10.23(7)         Loan and Security Agreement and Collateral Assignment, Patent Mortgage and Security
                   Agreement dated as of February 23, 1995 between the Registrant and Silicon Valley Bank.
 10.24(8)         Common Stock and Warrant Purchase Agreement dated as of June 2, 1995 by and among the
                   Registrant and the purchasers named therein, including form of Common Stock Warrant.
 10.25(9)         Amendment to Loan and Security Agreement dated as of February 29, 1996 between the
                   Registrant and Silicon Valley Bank.
 10.26*(9)        1996 Stock Option Plan.

 10.27(9)(11)     Licensing, Development and Manufacturing Agreement dated as of February 2, 1996 between the Registrant and EndoTex Interventional Systems, Inc.
 10.28(9)(11)     National Contract dated October 1995 between the Registrant and Surgical Care Affiliates,
                   Inc.
 10.29(9)(11)     License Agreement dated as of January 1, 1996 between the Registrant and Alliance of
                   Children's Hospitals, Inc.
 10.30*(9)        Consulting Agreement dated as of September 1, 1995 between the Registrant and Don Murray &
                   Associates, Inc. and Medical Contracts Associates.
 10.31*(9)        Letter Agreement with Robert A. Stern dated as of January 10, 1996.
 10.32+           Letter Agreement with Daniel J. Genter dated as of March 13, 1996.
 10.33+           Waiver and Amendment to Series B Preferred Stock Purchase Agreement, dated as of March 27,
                   1996, by and among the Company and certain investors.
 10.34+           Form of Representative's Warrant Agreement to be entered into by the Registrant and
                   Cruttenden Roth Incorporated in connection with the offering.
 10.35(11)(12)    Technology Development, Transfer and Licensing Agreement dated as of April 17, 1996 between the Registrant and Boston Scientific Corporation.
 10.36(12)        Common Stock Purchase Agreement dated as of April 17, 1996 between the Registrant and
                   Boston Scientific Corporation.
 23.1             Consent of Independent Certified Public Accountants (see page II-6).
 23.2+            Consent of Counsel (included in Exhibit 5.1).
 24.1+            Power of Attorney.

- ------------------------
*Management compensatory plan or arrangement.

+Previously filed.

 (1) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Registrant's Registration Statement on Form S-1, as amended (File No. 33-44361), filed December 4, 1991.

 (2) Incorporated by reference to exhibits filed in response to Item 14(a)(3), "Exhibits," of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.

 (3) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for quarterly period ended September 30, 1993.

 (4) Incorporated by reference to exhibits filed in response to Item 21, "Exhibits and Financial Statement Schedules," of the Registrant's Registration Statement on Form S-4, as amended (File No. 33-74624), filed January 31, 1994.

 (5) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1994.

 (6) Incorporated by reference to exhibits filed in response to Item 6 "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1994.

 (7) Incorporated by reference to exhibits filed in response to Item 13, "Exhibit List and Reports on Form 8-K," of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994.

 (8) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-QSB for the Quarterly period ended June 30, 1995.

 (9) Incorporated by reference to exhibits filed in response to Item 13, "Exhibit List and Reports on Form 8-K," of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995.

 (10) Confidential treatment granted for portions of this exhibit by order of the Securities and Exchange Commission.

 (11) Confidential treatment requested.

 (12) Incorporated by reference to exhibits filed in response to Item 7, "Financial Statements and Exhibits," of the Registrant's Current Report on Form 8-K dated April 17, 1996.

    (b) Financial Statement Schedule

    SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on May 9, 1996.


                                          INNERDYNE, INC.

                                          By:         /s/ ROBERT A. STERN
                                             -----------------------------------
                                                       Robert A. Stern
                                             VICE PRESIDENT AND CHIEF FINANCIAL
                                                           OFFICER

    PURSUANT  TO  THE  REQUIREMENTS  OF   THE  SECURITIES  ACT  OF  1933,   THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                      SIGNATURE                                           TITLE                          DATE
- ------------------------------------------------------  -----------------------------------------  ----------------

                        WILLIAM G. MAVITY*
     -------------------------------------------        President, Chief Executive Officer and       May   , 1996
                  William G. Mavity                      Director (Principal Executive Officer)

                       /s/ ROBERT A. STERN              Vice President and Chief Financial
     -------------------------------------------         Officer (Principal Financial and            May   , 1996
                   Robert A. Stern                       Accounting Officer)

                       EDWARD W. BENECKE*
     -------------------------------------------        Director                                     May   , 1996
                  Edward W. Benecke

                        ROBERT M. CURTIS*
     -------------------------------------------        Director                                     May   , 1996
                   Robert M. Curtis

                        EUGENE J. FISCHER*
     -------------------------------------------        Director                                     May   , 1996
                  Eugene J. Fischer

                           GUY P. NOHRA*
     -------------------------------------------        Director                                     May   , 1996
                     Guy P. Nohra

                         STEVEN N. WEISS*
     -------------------------------------------        Director                                     May   , 1996
                   Steven N. Weiss

           *By:         /s/ ROBERT A. STERN
       ---------------------------------------
                   Robert A. Stern
                   ATTORNEY-IN-FACT

                                                                    EXHIBIT 23.1

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    We consent to the use of our report dated March 15, 1996 included herein and to the reference to our firm under the heading "Experts" in the prospectus.

                                          KPMG Peat Marwick LLP


San Francisco, California
May 9, 1996

                                                                     SCHEDULE II

                                INNERDYNE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                                        DEDUCTIONS
                                                                           ADDITIONS   -------------
                                                                          -----------    ACCOUNTS
                                                             BALANCE AT   CHARGED TO    RECEIVABLE    BALANCE AT
                                                              BEGINNING    COSTS AND   AND INVENTORY    END OF
                                                              OF PERIOD    EXPENSES     CHARGED OFF     PERIOD
                                                             -----------  -----------  -------------  -----------
Year ended December 31, 1995:
  Allowance for doubtful accounts..........................  $         0  $    73,290   $   --        $    73,290
  Inventory reserves.......................................       15,579       43,881       --             59,460
Year ended December 31, 1994:
  Allowance for doubtful accounts..........................       14,770      --             14,770       --
  Inventory reserves.......................................      187,556       28,236       200,213        15,579
Year ended December 31, 1993:
  Allowance for doubtful accounts..........................       39,330      --             24,560        14,770
  Inventory reserves.......................................      103,000      185,442       100,886       187,556

- ------------------------

    Schedules not included above have been omitted because the financial information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

                                 EXHIBIT INDEX

  1.1+            Form of Underwriting Agreement.
  3.1 (7)         Restated Certificate of Incorporation of Registrant.
  3.2 (2)         Bylaws of Registrant.
  5.1+            Opinion of Venture Law Group.
 10.1 *(4)        1987 Stock Option Plan, as amended.
 10.2 *(8)        1991 Directors' Stock Option Plan, as amended.
 10.3 *(8)        1991 Employee Stock Purchase Plan, as amended.
 10.4 (1)         Purchase Agreement (Series C) dated as of June 26, 1990, as amended.
 10.6 (1)         Form of Indemnification Agreement between the Registrant and its officers and directors.
 10.7 *(1)        Defined Contribution "401(k)" Plan as amended January 1, 1990.
 10.8 (1)         Equipment Financing Agreement dated as of June 1, 1990 between Lease Management Services,
                   Inc. and the Registrant.
 10.9 (2)         Lease dated June 1989 between the Registrant and William J. Lowenberg.
 10.12*(2)        Form of Nondisclosure and Consulting Agreement with Herbert G. Taus.
 10.13*(3)        Letter Agreement with William G. Mavity.
 10.14*(4)        Consulting Agreement with Robert M. Curtis dated January 12, 1994.
 10.16(5)         Lease Extension with BSL Associates.
 10.17(5)         Lease Agreements with QAD Associates.
 10.18(5)(10)     Licensing Agreement with SENKO Medical Instrument Mfg. Co., Ltd.
 10.19*(5)        InnerDyne Medical, Inc. 1989 Incentive Stock Plan.
 10.20*(5)        Interventional Thermodynamics Inc. 401(k) Plan.
 10.22(6)(10)     License and Development Agreement dated as of August 25, 1994 by and among InnerDyne,
                   Inc., InnerDyne Medical, Inc. and CooperSurgical, Inc.
 10.23(7)         Loan and Security Agreement and Collateral Assignment, Patent Mortgage and Security
                   Agreement dated as of February 23, 1995 between the Registrant and Silicon Valley Bank.
 10.24(8)         Common Stock and Warrant Purchase Agreement dated as of June 2, 1995 by and among the
                   Registrant and the purchasers named therein, including form of Common Stock Warrant.
 10.25(9)         Amendment to Loan and Security Agreement dated as of February 29, 1996 between the
                   Registrant and Silicon Valley Bank.
 10.26*(9)        1996 Stock Option Plan.
 10.27(9)(11)     Licensing, Development and Manufacturing Agreement dated as of February 2, 1996 between the Registrant and EndoTex Interventional Systems, Inc.
 10.28(9)(11)     National Contract dated October 1995 between the Registrant and Surgical Care Affiliates,
                   Inc.
 10.29(9)(11)     License Agreement dated as of January 1, 1996 between the Registrant and Alliance of
                   Children's Hospitals, Inc.
 10.30*(9)        Consulting Agreement dated as of September 1, 1995 between the Registrant and Don Murray &
                   Associates, Inc. and Medical Contracts Associates.

 10.31*(9)        Letter Agreement with Robert A. Stern dated as of January 10, 1996.
 10.32+           Letter Agreement with Daniel J. Genter dated as of March 13, 1996.
 10.33+           Waiver and Amendment to Series B Preferred Stock Purchase Agreement, dated as of March 27,
                   1996, by and among the Company and certain investors.
 10.34+           Form of Representative's Warrant Agreement to be entered into by the Registrant and
                   Cruttenden Roth Incorporated in connection with the offering.
 10.35(11)(12)    Technology Development, Transfer and Licensing Agreement dated as of April 17, 1996 between the Registrant and Boston Scientific Corporation.
 10.36(12)        Common Stock Purchase Agreement dated as of April 17, 1996 between the Registrant and
                   Boston Scientific Corporation.
 23.1             Consent of Independent Certified Public Accountants (see page II-6).
 23.2+            Consent of Counsel (included in Exhibit 5.1).
 24.1+            Power of Attorney.

- ------------------------
*Management compensatory plan or arrangement.

+Previously filed.

 (1) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Registrant's Registration Statement on Form S-1, as amended (File No. 33-44361), filed December 4, 1991.

 (2) Incorporated by reference to exhibits filed in response to Item 14(a)(3), "Exhibits," of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.

 (3) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for quarterly period ended September 30, 1993.

 (4) Incorporated by reference to exhibits filed in response to Item 21, "Exhibits and Financial Statement Schedules," of the Registrant's Registration Statement on Form S-4, as amended (File No. 33-74624), filed January 31, 1994.

 (5) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1994.

 (6) Incorporated by reference to exhibits filed in response to Item 6 "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1994.

 (7) Incorporated by reference to exhibits filed in response to Item 13, "Exhibit List and Reports on Form 8-K," of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994.

 (8) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-QSB for the Quarterly period ended June 30, 1995.

 (9) Incorporated by reference to exhibits filed in response to Item 13, "Exhibit List and Reports on Form 8-K," of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995.

 (10) Confidential treatment granted for portions of this exhibit by order of the Securities and Exchange Commission.

 (11) Confidential treatment requested.

 (12) Incorporated by reference to exhibits filed in response to Item 7, "Financial Statements and Exhibits," of the Registrant's Current Report on Form 8-K dated April 17, 1996.